                                                       RULE NO. 424(b)(1)
                                                   REGISTRATION NO. 333-00213
PROSPECTUS

                          PARK ELECTROCHEMICAL CORP.
[LOGO]      $100,000,000 5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                        500,000 SHARES OF COMMON STOCK

  The Notes are convertible at the option of the holder at any time prior to maturity, unless previously redeemed or repurchased, into Common Stock, $.10 par value per share (the "Common Stock"), of Park Electrochemical Corp. (the "Company") at a conversion price of $42.188 per share, subject to adjustment in certain events. Interest on the Notes will be payable semi-annually on March 1 and September 1 of each year, commencing September 1, 1996, and the Notes will mature on March 1, 2006.

  Prior to March 1, 1999, the Notes are not redeemable at the option of the Company. At any time on or after such date, the Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued interest. See "Description of Notes--Optional Redemption by the Company." No sinking fund is provided for the Notes. In the event that a Fundamental Change (as defined) occurs, each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to repurchase all outstanding Notes, in whole or in part, owned by such holder at the repurchase prices set forth herein plus accrued interest. See "Description of Notes--Repurchase at Option of Holders Upon a Fundamental Change." The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined). See "Description of Notes-- Subordination."

  The Notes will be represented by one or more global registered certificates (the "Global Notes"), registered in the name of a nominee of The Depository Trust Company, as Depositary (the "Depositary"). Ownership of interests in the Global Notes will be shown on, and the transfer thereof will be effected only through, records maintained by the Depositary or its nominee for such Global Notes and on the records of its participants or persons that hold through its participants. Except as otherwise described under "Description of Notes--Book Entry, Delivery and Form," owners of beneficial interests in the Global Notes will not be entitled to receive Notes in definitive form and will not be considered the holders thereof. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity for the Notes will therefore settle in immediately available funds. See "Description of Notes--Settlement and Payment."

  Contemporaneously with the offering of the Notes, 500,000 shares of Common Stock are being offered hereby by Jerry Shore (the "Selling Shareholder"), the Chairman of the Board, Chief Executive Officer and President of the Company. The Company will not receive any proceeds of such sale of the shares of Common Stock offered hereby. Following the completion of the offering of the shares of Common Stock, the Selling Shareholder will beneficially own approximately 9.7% of the outstanding shares of Common Stock.

  The Common Stock of the Company is listed on the New York Stock Exchange, Inc. (the "NYSE") and trades under the symbol "PKE." On February 22, 1996, the last reported sale price of the Common Stock on the NYSE Composite Tape was $33 3/4 per share. See "Price Range of Common Stock and Dividends." The Notes have been approved for listing on the NYSE under the symbol "PKE06."

  The offerings of the Notes and the Common Stock are not contingent upon each other.

 FOR A DESCRIPTION OF THE MATERIAL RISKS RELATING TO THE PURCHASE OF THE NOTES
           OR COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                               ----------------
  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
             CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             Price                 Underwriting Discounts         Proceeds to Company
                           to Public                  and Commissions          or to Selling Shareholder
--------------------------------------------------------------------------------------------------------
Per Note................     100%(1)                      2.75%(2)                     97.25%(1)(3)
------------------------ ---------------------   -----------------------    ----------------------------
Total(4)................ $100,000,000(1)               $2,750,000(2)                $97,250,000(3)
------------------------ ---------------------   -----------------------    ----------------------------
Per Share of Common
 Stock..................     $33.75                       $.93(5)                      $32.82(6)
------------------------ ---------------------   -----------------------    ----------------------------
Total...................  $16,875,000                   $465,000(5)                 $16,410,000(6)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from February 28, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $500,000.
(4) The Company has granted the Underwriters a 30-day option to purchase up to $15,000,000 additional principal amount of Notes on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $115,000,000, $3,162,500 and $111,837,500, respectively. See "Underwriting."
(5) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(6) Before deducting expenses payable by the Selling Shareholder estimated at $20,000.
                               ----------------
  The Notes and shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offers without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Notes offered hereby will be made in book-entry form through the facilities of The Depository Trust Company, and delivery of the shares of Common Stock offered hereby will be made at the offices of Lehman Brothers Inc., New York, New York, on or about February 28, 1996.
                               ----------------
LEHMAN BROTHERS
                 NEEDHAM & COMPANY, INC.
                                                  ROBERTSON, STEPHENS & COMPANY
February 22, 1996

  IN CONNECTION WITH THESE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AND THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the NYSE. Reports and other information concerning the Company may be inspected at the office of the NYSE, 20 Broad Street, New York, New York.

  A Registration Statement on Form S-3 relating to the Notes and shares of Common Stock offered hereby has been filed by the Company with the Commission. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Notes and shares of Common Stock offered hereby, reference is made to such Registration Statement and exhibits and the documents incorporated by reference in such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal offices in Washington D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference herein and shall be deemed to be part hereof: (1) Annual Report on Form 10-K for the fiscal year ended February 26, 1995; (2) Quarterly Reports on Form 10-Q for the fiscal quarters ended May 28, 1995, August 27, 1995, and November 26, 1995; (3) Amendment No. 1 on Form 10-Q/A to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 28, 1995, filed with the Commission on August 23, 1995 solely to correct an EDGAR format error; (4) Current Report on Form 8-K, dated January 23, 1996; (5) description of the Company's Common Stock, par value $.10 per share, contained in the Company's Registration Statement on Form 8-A, filed with the Commission on April 6, 1984 pursuant to Section 12(b) of the Exchange Act; and (6) description of the Company's Preferred Stock Purchase Rights contained in Amendment No. 1 on Form 8-A/A to the Company's Registration Statement on Form 8-A, filed with the Commission on August 10, 1995 pursuant to Section 12(b) of the Exchange Act.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes and shares of Common Stock offered hereby shall be deemed to be incorporated by reference in this

Registration Statement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request from such person, a copy of any and all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents not specifically incorporated by reference. Written or telephone requests for such documents should be directed to Park Electrochemical Corp., 5 Dakota Drive, Lake Success, New York 11042 (Telephone (516) 354-4100),
Attention: Mr. Paul R. Shackford, Chief Financial Officer.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this Prospectus. See "Risk Factors." Unless otherwise indicated, all information in this Prospectus (1) has been adjusted to give effect to the Company's two-for-one stock split in the form of a stock dividend, which was paid on August 15, 1995 to shareholders of record at the close of business on July 24, 1995, and (2) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The Company's fiscal year is the 52- or 53-week period ending the Sunday nearest to the last day of February. Unless the context otherwise indicates, reference to the "Company" or "Park" means Park Electrochemical Corp. and its subsidiaries.

                                  THE COMPANY

  Park is a leading designer and producer for the global market of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnect systems, such as backplanes, PC cards and semiconductor packaging systems. The Company's multilayer printed circuit materials include copper-clad laminates, prepregs and semi-finished multilayer printed circuit board panels. Multilayer printed circuit boards and interconnect systems are used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices (such as microprocessors and memory and logic devices) and passive components (such as resistors and capacitors). Examples of end uses of the Company's printed circuit materials range from supercomputers to laptops and from satellite switching equipment to cellular phones.

  According to The Institute for Interconnecting and Packaging Electronic Circuits, an international trade organization for the printed circuit and interconnect industry (the "IPC"), in 1994 the worldwide market for all printed circuit boards was approximately $21.2 billion and the worldwide market for multilayer printed circuit boards was approximately $9.6 billion. Based upon IPC data, the Company estimates that, in 1994 the worldwide market for all printed circuit materials was approximately $3.7 billion and the worldwide market for multilayer printed circuit materials was approximately $1.4 billion. The Company estimates that the annual worldwide market for multilayer printed circuit materials is currently approximately $1.5 billion to $1.6 billion.

  The Company believes it offers the most diverse advanced printed circuit materials product line in the industry designed to address a wide array of end-use applications and performance requirements. The Company's product line has been developed internally and through long-term development projects with its principal suppliers. The Company focuses its research and development efforts on the most demanding product requirements and on developing industry leading product technology to meet these requirements. Park founded the modern day printed circuit industry in 1957 by inventing a composite material consisting of an epoxy resin substrate reinforced with fiberglass cloth which was laminated together with sheets of thin copper foil. This laminate system is still used to construct the large majority of today's advanced printed circuit boards. The Company has introduced its entire current electronic materials product line within the last five years and believes it continues to be one of the industry's technological leaders.

  As a result of its leading edge products, extensive technical and engineering service support and responsive manufacturing capabilities, the Company expects to continue to take advantage of several industry trends. These trends include the increasing global demand for electronic products and technology, the increasing complexity of electronic products, the increasingly advanced electronic materials required for interconnect performance and manufacturability, the consolidation of the printed circuit board fabrication industry and the time-to-market and time-to-volume pressures requiring closer collaboration with materials suppliers. The Company's customers include the leading independent printed circuit board fabricators and major electronic equipment manufacturers in the computer, telecommunications, transportation, aerospace and instrumentation industries. The Company has developed long-term relationships with the larger, more technologically advanced and better capitalized customers which are committed to building long-term relationships with their suppliers.

  The Company believes that it is one of the world's largest manufacturers of multilayer printed circuit materials and the market leader in North America and Southeast Asia. It also believes that it is the only significant independent manufacturer of multilayer printed circuit materials in the world. The Company was the first manufacturer in the printed circuit materials industry to establish manufacturing presences in the three major global markets of North America, Europe and Asia, with facilities established in Europe in 1969 and Southeast Asia in 1986. Park is expanding its global manufacturing facilities to satisfy demand from existing customers and to add new select customers which the Company has been unable to serve due to capacity constraints.

  The Company believes it has achieved its leading position by following its basic operating principles: customer responsiveness; quest for perfect quality; and technological innovation. The Company's strategy includes the following specific components: (i) sustaining, enhancing and developing relationships with the more advanced printed circuit board fabricators and electronic equipment manufacturers; (ii) in its quest for perfect quality product, producing the highest quality advanced printed circuit materials to maximize the performance and manufacturability of increasingly complex interconnect systems; (iii) developing more advanced high performance electronic materials products and technology capable of meeting the needs of future advanced interconnect systems; and (iv) pursuing strategic acquisitions of related electronic materials businesses, product lines or technologies that will strengthen the Company's leadership position in the electronic materials industry.

  The Company is incorporated in the State of New York. Its corporate offices are located at 5 Dakota Drive, Lake Success, New York 11042. Its telephone number is (516) 354-4100.

                             THE OFFERING OF NOTES

Notes Offered.......................  $100,000,000 principal amount of 5 1/2%
                                      Convertible Subordinated Notes due 2006
                                      (the "Notes") to be issued under an
                                      indenture (the "Indenture") as more fully described under "Description of Notes." The Company has granted to the Underwriters an option for 30 days to purchase up to an additional $15,000,000 principal amount of Notes, solely to cover over-allotments, if any.

Maturity............................  March 1, 2006

Interest............................  Interest on the Notes is payable on the principal amount thereof at the rate
                                      stated on the cover page of this
                                      Prospectus, semi-annually on each March 1 and September 1, commencing September 1, 1996.

Conversion Rights...................  The Notes are convertible at the option of the holder at any time prior to
                                      maturity, unless previously redeemed or
                                      repurchased, into the Company's Common
                                      Stock at a conversion price of $42.188
                                      per share, subject to adjustment under
                                      certain conditions. See "Description of
                                      Notes--Conversion."

Optional Redemption.................  The Notes are not redeemable at the option of the Company prior to March 1,
                                      1999. At any time on or after such date, the Notes will be redeemable on at least

                                      15 days' notice at the option of the
                                      Company, in whole or in part, at any
                                      time, initially at 102.75% and thereafter at prices declining to 100% on March 1, 2001, together with accrued interest. See "Description of Notes--Optional
                                      Redemption by the Company."

Repurchase at Option of Holders
 Upon a Fundamental Change..........  If a Fundamental Change (as defined in the Indenture) occurs, each holder of
                                      Notes will have the right, subject to
                                      certain conditions and restrictions, to
                                      require the Company to repurchase all
                                      outstanding Notes, in whole or in part,
                                      owned by such holder, at the repurchase
                                      prices set forth herein, plus accrued
                                      interest. The term "Fundamental Change"
                                      means the occurrence of any transaction
                                      or event in connection with which all or substantially all of the Common Stock shall be exchanged for, be converted into, be acquired for, or constitute solely the right to receive, consideration which is not all or substantially all common stock which is (or, upon consummation of or immediately following such transaction or event, will
                                      be) listed on a United States national
                                      securities exchange or approved for
                                      quotation on the Nasdaq National Market
                                      or any similar United States system of
                                      automated dissemination of quotation of
                                      securities prices. See "Description of
                                      Notes--Repurchase at Option of Holders
                                      Upon a Fundamental Change."

Subordination.......................  The Notes are subordinate in right of payment to all existing and future Senior
                                      Indebtedness (as defined in the
                                      Indenture) of the Company (which for this purpose means Park Electrochemical Corp. and excludes its subsidiaries). As of November 26, 1995, the Company had no outstanding obligations or liabilities which would have constituted Senior Indebtedness. The Indenture contains no limitation on the incurrence of Senior Indebtedness or other liabilities by the Company or the incurrence of indebtedness by the Company's subsidiaries. See "Risk Factors--Subordination" and "Description of Notes-- Subordination."

Global Notes........................  The Notes will be represented by one or more Global Notes, registered in the name of a nominee of The Depository Trust Company, as Depositary. Accordingly, ownership of interests in such Global Notes will be shown on, and the transfer thereof will be effected only through, records maintained by the Depositary or its nominee for the Notes and on the records of institutions that have accounts with the Depositary
                                      ("participants") or persons that hold
                                      such interests through participants.

                                      See "Description of Notes--Book-Entry,
                                      Delivery and Form."

Listing.............................
                                      The Notes have been approved for listing on the NYSE under the symbol "PKE06."

Use of Proceeds.....................  The net proceeds from the sale of the
                                      Notes will be used for general corporate purposes, which may include acquisitions of businesses, product lines or technologies that expand or complement the Company's electronic materials business, capital expenditures and working capital requirements. Although there are currently no agreements or understandings with respect to any such acquisition, the Company seeks to be able to respond to opportunities as they arise. There can be no assurance that the Company will be able to identify or to consummate any such acquisition in the foreseeable future. See "Use of Proceeds."

                          THE OFFERING OF COMMON STOCK

Common Stock Offered................
                                      500,000 shares

Common Stock Outstanding(1).........  11,544,064 shares

Common Stock to Be Owned by the
 Selling Shareholder After the        1,125,612 shares
 Offering(2)........................

Use of Proceeds.....................  The Company will not receive any of the proceeds from the sale of the shares of
                                      Common Stock offered hereby.

NYSE Symbol.........................
                                      PKE
--------
(1) As of November 26, 1995. Excludes 658,224 shares of Common Stock reserved for issuance on the exercise of options granted or to be granted pursuant to certain employee compensation and benefit plans.
(2) The amount shown represents beneficial ownership.

  The Company believes that Jerry Shore will remain the Company's largest shareholder upon the completion of the sale of his shares of Common Stock offered hereby.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                    FISCAL YEAR ENDED                NINE MONTHS ENDED
                          -------------------------------------- -------------------------
                          FEBRUARY 28, FEBRUARY 27, FEBRUARY 26, NOVEMBER 27, NOVEMBER 26,
                              1993         1994         1995         1994         1995
                          ------------ ------------ ------------ ------------ ------------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............    $175,176     $208,410     $253,022     $186,398     $227,215
Gross profit............      26,031       40,235       56,105       40,541       51,323
Profit from operations..       3,166       14,305       26,110       18,565       25,524
Earnings before income
 taxes..................       3,075       12,845       27,501       19,373       27,207
Net earnings............       2,265        8,062       17,345       12,205       17,857
Earnings per common
 share:
  Primary...............        $.25        $1.01        $1.59        $1.14        $1.52
  Fully diluted.........        $.25        $ .84        $1.52        $1.08        $1.51
Weighted average number
 of common shares
 outstanding:
  Primary...............       9,068        7,986       10,858       10,666       11,763
  Fully diluted.........       9,068       11,454       11,570       11,560       11,801
Ratio of earnings to
 fixed charges(1).......        1.83         4.89        24.55                     49.14

                                                            NOVEMBER 26, 1995
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(2)
                                                         -------- --------------
BALANCE SHEET DATA:
Cash and marketable securities.......................... $ 42,545    $139,295
Working capital.........................................   59,755     156,505
Total assets............................................  192,606     292,606
Long-term debt..........................................      --      100,000
Stockholders' equity....................................  128,610     128,610

--------
(1) For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated earnings before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred and the portion of rental expense under leases deemed by the Company to be representative of the interest factor.
(2) As adjusted to reflect the sale of the Notes offered hereby and receipt of the estimated net proceeds therefrom, assuming no exercise of the Underwriters' overallotment option.

                                 RISK FACTORS

CYCLICALITY OF ELECTRONICS INDUSTRY

  The Company's business is dependent on printed circuit board fabricators and electronic equipment manufacturers. The electronics industry is cyclical and has experienced recurring downturns, which have often reduced demand for, and prices of, electronic materials. Over the past two to three years, the electronics industry has been experiencing significant growth, but there can be no assurance that such growth will continue. No assurance can be given that the Company's business, financial condition and results of operations will not be materially adversely affected if downturns or changes in any particular market segment of the electronics industry occur in the future, especially if all of the market segments in which the Company participates experience downturns at the same time.

FLUCTUATIONS IN OPERATING RESULTS

  The Company's operating results are affected by a number of factors, including, without limitation, product prices, process yields, timing of expenditures in anticipation of future sales, economic conditions in the electronics industry, the mix of products sold, the timing of orders from major customers and scheduled maintenance-related shutdowns of facilities. As a result, the Company's results of operations may fluctuate significantly from period to period. Operating results can also be influenced by acquisitions and development and introduction of new products. Results of operations in any period should not be considered indicative of the results to be expected for any future period. See "--Acquisitions," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

TECHNOLOGICAL CHANGE

  Rapid technological advances in semiconductors have demanded increased performance from printed circuit boards, packaging systems and related materials. These advances have placed increasingly rigorous demands on the electrical, thermal, chemical and mechanical properties of the electronic materials manufactured by the Company and used in printed circuit board production. Technological change in the printed circuit board industry is rapid and continuous and will continue to require increased technological and manufacturing capability and expertise. There is no assurance that the Company will be able to maintain its current technological position. The introduction of new technologies could require the Company to increase substantially its capital expenditures. In addition, the printed circuit board industry served by the Company could in the future encounter competition from new technologies which could reduce the number of circuit boards required in electronic equipment or render existing technology less competitive or obsolete.

COMPETITION

  The electronic materials industry is characterized by intense competition and ongoing consolidation. The Company's electronic materials business competes worldwide in the market for materials used in the production of complex multilayer printed circuit boards. The Company's competitors in this market are primarily divisions or subsidiaries of very large, diversified, multinational manufacturers, which are substantially larger and have greater financial resources than the Company and, to a lesser degree, smaller regional producers. In addition, electronic equipment manufacturers with captive printed circuit board manufacturing operations may seek orders in the open market to fill excess capacity, thereby increasing price competition. See "Business--Competition."

AVAILABILITY OF MATERIALS; CONCENTRATION OF SUPPLIERS

  The principal materials used in the manufacture of the Company's electronic materials products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. There are a limited number of qualified suppliers of these materials, substitutes for these materials are not readily available, and, in the recent past, there have been shortages in the market for certain of these materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from one of the Company's principal suppliers or an inability to obtain essential materials could materially adversely affect the business, financial condition and results of operations of the Company. Significant increases in the cost of materials purchased by the Company could also have a material adverse effect on the Company's business, financial condition and results of operations if the Company were unable to pass such price increases through to its customers. See "Business--Materials and Sources of Supply."

CUSTOMER CONCENTRATION

  The Company's customer base is concentrated in part because, for many years, the Company has implemented a strategy of developing long-term relationships with a select group of customers. During the nine months ended November 26, 1995, the Company's ten largest customers accounted for approximately 46% of net sales. One of these customers, a large domestic manufacturing concern, accounted for approximately 17% of the Company's net sales during this period. See Note 12 of Notes to Consolidated Financial Statements. At its current level of sales, the Company expects that sales to a relatively small number of customers will continue to account for a significant portion of its net sales for the foreseeable future. The loss of, or a significant decline in orders from, one of the Company's key customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategy," "Business--Customers and End Markets" and "Business-- Products and Services."

VARIABILITY OF CUSTOMER REQUIREMENTS; ABSENCE OF CUSTOMER ORDER COMMITMENTS

  The level and timing of orders placed by the Company's customers vary due to a number of factors, including their inventory management, changes in their manufacturing strategies and variations relating to demand for their products. The Company typically does not obtain long-term purchase orders or commitments. It relies primarily on continual communication with its customers to anticipate the future volume of purchase orders. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, could cause a customer to reduce or delay orders that were previously anticipated by the Company. Reductions or delays in orders by a significant customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operations.

CAPACITY; CAPITAL INTENSIVE BUSINESS

  Certain of the Company's manufacturing facilities for electronic materials have been operating in excess of their designed capacity. In order for the Company to continue to achieve its sales growth objectives from increased product output, the Company must expand its electronic materials manufacturing capacity. The Company expects to commence commercial operation of expansions in Newburgh, New York and Tempe, Arizona during the early part of its next fiscal year. The Company also may invest in one or more additional expansions of its manufacturing capacity during its next fiscal year. There can be no assurance that the Company will be able to expand its manufacturing capacity in a timely manner or that the cost of such expansion will not exceed management's estimates. In addition, the Company's expansion of its manufacturing capacity will increase the Company's fixed costs, and the future profitability of the Company will depend on its ability to utilize its manufacturing capacity in an effective manner.

  The Company's electronic materials business is capital intensive. In the three fiscal years ended February 26, 1995 and the nine months ended November 26, 1995, the Company has expended a total of approximately $35.3 million and $18.7 million, respectively, for the purchase of property, plant and equipment for its electronic materials business. In order to remain competitive, the Company must continue to make significant investments in capital equipment and expansion of operations. However, there can be no assurance that additional capital will be available when needed by the Company or that such capital will be available on terms acceptable to the

Company. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Manufacturing."

ACQUISITIONS

  The Company may use all or a portion of the proceeds of the sale of the Notes to acquire businesses, product lines or technologies that expand or complement those of the Company. There are currently no agreements or understandings with respect to any such acquisition. Although the Company believes that integration of acquired businesses, product lines or technologies will result in long-term growth and profitability, there is no assurance that the Company will successfully identify, negotiate, finance or complete any such acquisition or successfully integrate or operate any acquired business, product line or technology. Furthermore, the integration and management of an acquired company or business may strain the Company's management resources and technical, financial and operating systems. In addition, implementation of acquisitions can result in large one-time charges and costs. There can be no assurance that a given acquisition, if consummated, would not materially adversely affect the Company's business, financial condition and results of operations.

INTERNATIONAL OPERATIONS

  Sales by the Company's foreign operations accounted for approximately 26%, 22%, 24% and 30% of net sales in fiscal years 1993, 1994 and 1995 and in the nine months ended November 26, 1995, respectively. International operations are subject to certain risks, including unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. There can be no assurance that some or all of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations in the future. A portion of the sales and costs of the Company's foreign operations are denominated in currencies other than the U.S. dollar and, accordingly, the Company's business, financial condition and results of operations may be affected by fluctuations in currency exchange rates. With respect to international sales that are denominated in U.S dollars, increases in the value of the U.S. dollar relative to foreign currencies can increase the effective price of, and reduce demand for, the Company's products relative to competitive products priced in such foreign currencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Manufacturing."

DEPENDENCE ON KEY PERSONNEL

  The Company's success is dependent upon certain key management and technical personnel. There is intense competition for qualified employees among companies in the electronic materials industry, and the loss of certain of the Company's employees or an inability to continue to attract and motivate highly skilled employees could adversely affect the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

  The Company's future success depends in part upon its intellectual property. Although the Company seeks to protect its intellectual property through a combination of contract provisions, trade secret protections, copyrights and patents, there can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of its technology or that the independent development by others of similar technology will not occur. See "Business--Patents and Trademarks."

ENVIRONMENTAL MATTERS

  The Company's production processes require the use, storage, treatment and disposal of certain materials which are considered hazardous under applicable federal and state laws and the Company is subject to a variety of regulatory requirements relating to the handling of such materials and the release of emissions and effluents into the environment. The Company believes it maintains an effective and comprehensive materials handling and environmental compliance program. However, any inadvertent mishandling of materials, improper release of emissions or effluents or similar incident could result in costly administrative or legal proceedings, or remediation. Other possible developments, such as the enactment or adoption of even more stringent environmental laws and regulations, could result in substantial additional costs to the Company. See "Business--Environmental Matters."

SUBORDINATION

  The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company, or upon the acceleration of any Senior Indebtedness, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the Notes. The Company expects from time to time to incur indebtedness constituting Senior Indebtedness. Creditors, including trade creditors, of the Company's subsidiaries generally will have a claim against the assets of the particular subsidiaries of the Company in the event of bankruptcy, liquidation or reorganization of the Company and its subsidiaries which ranks ahead of the claim of the holders of the Notes against such assets. The Indenture does not prohibit or limit the incurrence of additional indebtedness by the Company or its subsidiaries. The incurrence of additional indebtedness by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. As of November 26, 1995, the Company had no outstanding liabilities or obligations which would have constituted Senior Indebtedness. In addition, as of November 26, 1995, subsidiaries of the Company had outstanding an aggregate of approximately $56 million of liabilities (excluding intercompany liabilities, deferred taxes on income and commitments, contingencies and other liabilities of the types not required to be reflected as liabilities on the balance sheets of such subsidiaries prepared in accordance with generally accepted accounting principles). See "Description of Notes--Subordination."

  In addition, the Notes are obligations exclusively of the Company and not of any of its subsidiaries. The Company's cash flow and ability to service debt, including the Notes, may be dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company, or on other payments of funds by the subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions, are dependent on the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of one of its subsidiaries upon the liquidation or reorganization of such subsidiary (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company and would be subject to judicial powers to subordinate the Company's claim against such subsidiary to that of other creditors of such subsidiary in certain cases. See "Description of Notes--Subordination."

LIMITATIONS ON REPURCHASE OF NOTES

  Upon a Fundamental Change (as defined in the Indenture), each holder of Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. Future credit agreements or other agreements relating to other indebtedness (including Senior Indebtedness) to which the Company becomes a party may contain restrictions on such repurchases. In the event a Fundamental Change occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent, or repay such borrowings, the Company would remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a default under the terms of other indebtedness that the Company may incur from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. See "Description of Notes--Repurchase at Option of Holders Upon a Fundamental Change."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and By-Laws, the Company's Shareholder Rights Plan and certain provisions of the New York Business Corporation Law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a shareholder to participate in tender offers, including tender offers at a price above the market value of the Common Stock at the time of any such tender offer. Such provisions may also inhibit increases in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors of the Company, without further shareholder approval, may issue Preferred Stock, with such terms as the Board of Directors may determine, that could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company intends, consistent with its legal obligations to the shareholders, to maintain the Company's status as an independent business and believes such independence is in the best interests of the Company and its shareholders. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Notes are estimated to be $96,750,000 ($111,337,500 if the Underwriter's over-allotment option is exercised in full) after deducting the estimated underwriting discounts and commissions and expenses of the offering payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder. See "Selling Shareholder."

  The net proceeds from the sale of the Notes will be used for general corporate purposes, which may include acquisitions of other businesses, product lines or technologies that expand or complement the Company's electronic materials business, capital expenditures and working capital requirements. Although there are currently no agreements or understandings with respect to any such acquisition, the Company seeks to be able to respond to opportunities as they arise. The Company is undertaking the offering of the Notes at this time in part because it believes that the availability of the net proceeds of such offering will better enable the Company to pursue any such acquisition opportunities. There can be no assurance that the Company will successfully identify, negotiate, finance or complete any such acquisition in the foreseeable future. See "Risk Factors--Acquisitions." Capital expenditures for which the net proceeds could be used include additional expansions of the Company's manufacturing facilities for advanced electronic materials, including expansions in which the Company intends to invest during its next fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Pending such uses, the Company intends to invest the net proceeds in investment-grade, interest-bearing investments.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed and trades on the NYSE (trading symbol
PKE). The Common Stock also trades on the Midwest Stock Exchange. The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the Common Stock, as reported on the NYSE Composite Tape, and dividends declared on the Common Stock, in each case after giving effect to the Company's two-for-one stock split in the form of a stock dividend, which was paid in August 1995.

                                                        STOCK PRICE
                                                     ----------------- DIVIDENDS
                                                       HIGH     LOW    DECLARED
                                                     -------- -------- ---------
FISCAL YEAR ENDED FEBRUARY 27, 1994
  First Quarter.....................................  8 1/4    5 3/4     $.04
  Second Quarter....................................  7 15/16  7 5/16    $.04
  Third Quarter.....................................  9 1/16   7 3/8     $.04
  Fourth Quarter.................................... 13 1/2    8 5/16    $.04
FISCAL YEAR ENDED FEBRUARY 26, 1995
  First Quarter..................................... 15 7/16  12 15/16   $.04
  Second Quarter.................................... 17 3/8   12 13/16   $.04
  Third Quarter..................................... 17 7/8   14 11/16   $.06
  Fourth Quarter.................................... 17 11/16 13 5/8     $.06
FISCAL YEAR ENDING MARCH 3, 1996
  First Quarter..................................... 20 1/16  16 7/8     $.06
  Second Quarter.................................... 31 1/2   17 1/8     $.06
  Third Quarter..................................... 34 1/8   28         $.08
  Fourth Quarter (through February 22, 1996)........ 37 7/8   28 3/8     $.08

  On February 22, 1996, the last reported sale price of the Common Stock on the NYSE Composite Tape was $33 3/4 per share.

  As of January 31, 1996, there were approximately 2,400 holders of record of the Common Stock.

  On December 12, 1995, the Company's Board of Directors declared a cash dividend of $.08 per share payable February 6, 1996 to holders of record on January 9, 1996. The Company expects, for the immediate future, to continue to pay regular cash dividends. The Company's Board of Directors reserves the right to change the dividend rate on the Common Stock at any time and from time to time.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at November 26, 1995 and as adjusted to reflect the sale of $100,000,000 principal amount of the Notes offered hereby.

                                                         NOVEMBER 26, 1995
                                                       -------------------------
                                                        ACTUAL     AS ADJUSTED
                                                       ----------  -------------
                                                           (IN THOUSANDS,
                                                       EXCEPT SHARE AMOUNTS)
Short-term debt....................................... $      --    $      --
Long-term debt
  5 1/2% Convertible Subordinated Notes due 2006......        --       100,000
Stockholders' equity:
  Preferred stock, $1 par value--500,000 shares autho-
   rized; none issued.................................        --           --
  Common stock, $.10 par value--30,000,000 shares
   authorized;
   13,580,018 shares issued...........................      1,358        1,358
  Additional paid-in capital..........................     50,814       50,814
  Retained earnings...................................     87,775       87,775
  Currency translation adjustments....................      1,744        1,744
  Pension liability adjustment........................       (972)        (972)
  Unrealized losses on investments....................        (17)         (17)
                                                       ----------   ----------
                                                          140,702      140,702
  Less treasury stock, at cost; 2,035,954 shares......    (12,092)     (12,092)
                                                       ----------   ----------
    Total stockholders' equity........................    128,610      128,610
                                                       ----------   ----------
      Total capitalization............................ $  128,610   $  228,610
                                                       ==========   ==========

                            SELECTED FINANCIAL DATA

  The following table sets forth certain consolidated summary financial data of the Company, which should be read in conjunction with, and is qualified by reference to, the more detailed information contained in the Consolidated Financial Statements and Notes thereto included herein. The data as of and for the years ended February 27, 1994 and February 26, 1995 are derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The data as of and for the years ended March 3, 1991, March 1, 1992 and February 28, 1993 are derived from the Company's consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The data for the nine months ended November 27, 1994 and November 26, 1995 are unaudited, but in the opinion of management include all adjustments necessary for a fair presentation of the Company's financial condition as of those dates and its results of operations for those periods. The results of operations for the nine months ended November 26, 1995 should not be considered an indication of the results of operations which may be expected for the full year.

STATEMENT OF EARNINGS DATA:

                                       FISCAL YEAR ENDED                    NINE MONTHS ENDED
                          ------------------------------------------------  ------------------
                          MAR. 3,   MAR. 1,   FEB. 28,  FEB. 27,  FEB. 26,  NOV. 27,  NOV. 26,
                            1991      1992      1993      1994      1995      1994      1995
                          --------  --------  --------  --------  --------  --------  --------
                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
Net sales...............  $163,982  $165,287  $175,176  $208,410  $253,022  $186,398  $227,215
Cost of sales...........   141,278   141,717   149,145   168,175   196,917   145,857   175,892
                          --------  --------  --------  --------  --------  --------  --------
Gross profit............    22,704    23,570    26,031    40,235    56,105    40,541    51,323
Selling, general and ad-
 ministrative...........    21,385    21,250    22,865    25,930    29,995    21,976    25,799
                          --------  --------  --------  --------  --------  --------  --------
Profit from operations..     1,319     2,320     3,166    14,305    26,110    18,565    25,524
                          --------  --------  --------  --------  --------  --------  --------
Other income (expense):
 Interest expense.......    (2,735)   (2,649)   (2,058)   (2,407)     (431)     (417)      --
 Other income, net......     4,323     2,252     1,967       947     1,822     1,225     1,683
                          --------  --------  --------  --------  --------  --------  --------
 Total other income (ex-
  pense)................     1,588      (397)      (91)   (1,460)    1,391       808     1,683
                          --------  --------  --------  --------  --------  --------  --------
Earnings before income
 taxes..................     2,907     1,923     3,075    12,845    27,501    19,373    27,207
Income tax provision....     1,018       608       810     4,783    10,156     7,168     9,350
                          --------  --------  --------  --------  --------  --------  --------
Earnings before extraor-
 dinary gain............     1,889     1,315     2,265     8,062    17,345    12,205    17,857
Extraordinary gain--net
 of taxes...............       290       --        --        --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
Net earnings............  $  2,179  $  1,315  $  2,265  $  8,062  $ 17,345  $ 12,205  $ 17,857
                          ========  ========  ========  ========  ========  ========  ========
Primary earnings per
 common share:
 Earnings before ex-
  traordinary gain......  $    .19  $    .15  $    .25  $   1.01  $   1.59  $   1.14  $   1.52
 Extraordinary gain.....       .03       --        --        --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
 Net earnings--primary..  $    .22  $    .15  $    .25  $   1.01  $   1.59  $   1.14  $   1.52
                          ========  ========  ========  ========  ========  ========  ========
Fully diluted earnings
 per common share:
 Earnings before ex-
  traordinary gain......  $    .19  $    .15  $    .25  $    .84  $   1.52  $   1.08  $   1.51
 Extraordinary gain.....       .03       --        --        --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
 Net earnings--fully di-
  luted.................  $    .22  $    .15  $    .25  $    .84  $   1.52  $   1.08  $   1.51
                          ========  ========  ========  ========  ========  ========  ========
Weighted average number of
 common shares outstanding:
 Primary................     9,846     9,056     9,068     7,986    10,858    10,666    11,763
                          ========  ========  ========  ========  ========  ========  ========
 Fully diluted..........     9,846     9,056     9,068    11,454    11,570    11,560    11,801
                          ========  ========  ========  ========  ========  ========  ========
Dividends per common
 share..................  $    .16  $    .16  $    .16  $    .16  $    .20  $    .14  $    .20
                          ========  ========  ========  ========  ========  ========  ========
Ratio of earnings to
 fixed charges (1)......      1.74      1.52      1.83      4.89     24.55               49.14
                          ========  ========  ========  ========  ========            ========

BALANCE SHEET DATA:

                          MAR. 3,   MAR. 1,   FEB. 28,  FEB. 27,  FEB. 26,  NOV. 27,  NOV. 26,
                            1991      1992      1993      1994      1995      1994      1995
                          --------  --------  --------  --------  --------  --------  --------
                                                  (IN THOUSANDS)
Cash and marketable se-
 curities...............  $ 42,802  $ 36,880  $ 32,768  $ 38,053  $ 45,910  $ 46,246  $ 42,545
Working capital.........    56,790    51,737    45,811    45,867    55,035    54,183    59,755
Total assets............   135,759   130,734   129,009   140,750   162,051   156,690   192,606
Long-term debt..........    33,420    33,439    33,957    32,861        23         9       --
Stockholders' equity....    63,676    62,275    60,700    61,454   112,048   106,216   128,610

-------
(1) For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated earnings before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred and the portion of rental expense under leases deemed by the Company to be representative of the interest factor.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Park is a leading designer and producer for the global market of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnect systems, such as backplanes, PC cards and semiconductor packaging systems. The Company's customers for its advanced printed circuit materials include the leading independent circuit board fabricators and large electronic equipment manufacturers in the computer, telecommunications, transportation, aerospace and instrumentation industries. The Company's electronic materials operations accounted for more than 84% of net sales worldwide and more than 95% of operating profit in each of the last three fiscal years and in the nine-month period ended November 26, 1995. The Company's foreign electronic materials operations accounted for an average of approximately 24% of net sales worldwide for the last three fiscal years and approximately 30% for the nine-month period ended November 26, 1995.

  The Company's sales growth during the last three fiscal years has been led by strong growth in sales by its United States and Singapore electronic materials operations. More recently, increased sales by the Company's European operations have also contributed to this growth. The Company's ongoing efforts to expand its higher technology, higher margin product lines have contributed to the growth of the Company's sales of electronic materials during this period.

  The Company has also improved the manufacturing efficiencies of its electronic materials business since the beginning of its 1993 fiscal year. These improvements have been the result of consolidating functions, reducing manufacturing waste and improving yields, improving the overall productivity of the Company's workforce, and redesigning product in order to reduce material costs.

  Sales volume of its electronic materials has increased during each of the last three fiscal years. However, growth of the Company's electronic materials business has been constrained during its 1996 fiscal year by the Company's available manufacturing capacity despite the approximate doubling of the capacity of the Company's Singapore manufacturing facility at the end of its 1995 fiscal year. The Company is currently expanding its manufacturing capacity in Newburgh, New York and Tempe, Arizona, and expects to commence commercial operations in both locations during the early part of its 1997 fiscal year. While the Company's capital budget for its 1997 fiscal year has not yet been finalized, the Company is considering further expansions of its electronic materials operations, particularly in the United States and Southeast Asia.

  The following table sets forth certain consolidated statements of earnings information as a percentage of net sales for the periods indicated:

                                    FISCAL YEAR ENDED                NINE MONTHS ENDED
                          -------------------------------------- -------------------------
                          FEBRUARY 28, FEBRUARY 27, FEBRUARY 26, NOVEMBER 27, NOVEMBER 26,
                              1993         1994         1995         1994         1995
                          ------------ ------------ ------------ ------------ ------------
Net sales...............     100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales...........      85.1         80.7         77.8         78.3         77.4
                             -----        -----        -----        -----        -----
Gross profit............      14.9         19.3         22.2         21.7         22.6
Selling, general and ad-
 ministrative...........      13.1         12.4         11.9         11.7         11.4
                             -----        -----        -----        -----        -----
Profit from operations..       1.8          6.9         10.3         10.0         11.2
                             -----        -----        -----        -----        -----
Other income (expense):
  Interest expense......      (1.2)        (1.2)        (0.2)        (0.2)         0.0
  Other income, net.....       1.2          0.5          0.8          0.6          0.8
                             -----        -----        -----        -----        -----
    Total other income
     (expense)..........       0.0         (0.7)         0.6          0.4          0.8
                             -----        -----        -----        -----        -----
Earnings before income
 taxes..................       1.8          6.2         10.9         10.4         12.0
Income taxes............       0.5          2.3          4.0          3.9          4.1
                             -----        -----        -----        -----        -----
Net earnings............       1.3%         3.9%         6.9%         6.5%         7.9%
                             =====        =====        =====        =====        =====

NINE MONTHS ENDED NOVEMBER 26, 1995 COMPARED WITH NINE MONTHS ENDED NOVEMBER 27, 1994

  The Company's electronic materials business was responsible for the improvement in the Company's results of operations for the nine-month period ended November 26, 1995. The United States and Asian markets for sophisticated printed circuit materials were strong during this period, and the Company's electronic materials operations located in these regions performed well as a result. While the market in Europe for sophisticated printed circuit materials has not been as strong as in the United States or Asia, it improved over the comparable period of the prior fiscal year, and the Company's European operations benefitted from this improvement.

  During the nine-month period ended November 26, 1995, the Company's electronic materials business incurred raw material cost increases and additional costs associated with the Company's ongoing major expansion projects in Newburgh, New York and Tempe, Arizona. In addition, the electronic materials business experienced temporary inefficiencies caused by operating certain facilities at levels in excess of their designed manufacturing capacity. These cost increases and temporary operating inefficiencies adversely affected the Company's gross margins. However, the Company was able to offset such effects by improving its overall operating efficiencies, in part, by consolidating functions, by continuing to reduce manufacturing waste and improve yields, and by improving the overall productivity of its workforce. In addition, the Company redesigned product in order to reduce material costs. The Company was also able to offset these cost increases and inefficiencies through its ongoing efforts to expand its higher technology, higher margin product lines.

  Operating results of the Company's plumbing and industrial components business were not significant during the nine-month period ended November 26, 1995.

 Results of Operations

  Sales for the nine-month period ended November 26, 1995 increased 22% to $227.2 million from $186.4 million for last fiscal year's comparable period. Sales of the electronic materials business for the nine-month period ended November 26, 1995 were $199.9 million, or 88% of total sales worldwide, compared with $161.2 million, or 86% of total sales worldwide, for the last fiscal year's comparable period. This 24% increase in sales of electronic materials was principally the result of higher volume of electronic materials shipped and an increase in sales of higher technology products. Sales of the plumbing and industrial components business for the nine-month period ended November 26, 1995 increased 8% to $27.4 million from $25.2 million for last fiscal year's comparable period.

  The Company's foreign electronic materials operations accounted for $68.0 million of sales, or 30% of the Company's total sales worldwide, during the nine-month period ended November 26, 1995 compared with $43.9 million of sales, or 24% of total sales worldwide, during last fiscal year's comparable period. Sales by the Company's foreign operations during the nine-month period ended November 26, 1995 increased 55% from last fiscal year's comparable period. While sales by each of the Company's foreign operations were higher in the nine-month period ended November 26, 1995 compared with the comparable period in the prior fiscal year, the increase in sales by foreign operations was principally due to an increase in sales by the Company's Singapore operations. The expansion of the Company's Singapore manufacturing facility was completed at the end of the Company's 1995 fiscal year.

  The gross margin for the Company's worldwide operations was 22.6% during the nine-month period ended November 26, 1995 compared with 21.7% for last fiscal year's comparable period. The improvement in the gross margin was attributable to the increase in sales volume over the prior fiscal year's comparable period, the continuing growth in sales of higher technology, higher margin products and improved operating efficiencies. This improvement was offset in part by higher raw material costs, costs associated with the start-up of the new facilities in Newburgh, New York and Tempe, Arizona, and inefficiencies caused by operating certain facilities at levels in excess of designed capacity.

  Selling, general and administrative expenses, measured as a percentage of sales, were 11.4% during the nine-month period ended November 26, 1995 compared with 11.7% during last fiscal year's comparable period. This reduction was a function of the partially fixed nature of the selling, general and administrative expenses relative to the increase in sales.

  For the reasons set forth above, profit from operations for the nine-month period ended November 26, 1995 increased 37% to $25.5 million from $18.6 million for last fiscal year's comparable period.

  Interest expense for the nine-month period ended November 26, 1995 was minimal compared with $0.4 million during last fiscal year's comparable period. During the first quarter of the prior fiscal year, the Company called its 7 1/4% Convertible Subordinated Debentures for redemption; as a result, nearly all of such Debentures outstanding at the beginning of the prior fiscal year were converted into Common Stock during that fiscal year's first quarter, which eliminated the Company's long-term debt and the associated interest expense. Other income, principally investment income, increased 37% to $1.7 million for the nine-month period ended November 26, 1995 from $1.2 million for last fiscal year's comparable period. The increase in investment income, relative to the same period during the prior fiscal year, was attributable to the increase in the prevailing interest rates during the current period and to the increase in cash available for investment.

  The Company's effective income tax rate for the nine-month period ended November 26, 1995 was 34.4% compared with 37.0% for last fiscal year's comparable period. This decrease in the effective tax rate for the current fiscal year's first nine months was primarily the result of favorable foreign tax rate differentials.

  Net earnings for the nine-month period ended November 26, 1995 increased 47% to $17.9 million from $12.2 million for last fiscal year's comparable period. Primary and fully diluted earnings per share increased to $1.52 and $1.51, respectively, for the nine-month period ended November 26, 1995 from $1.14 and $1.08, respectively, for last fiscal year's comparable period. This increase in earnings and earnings per share was primarily attributable to the increase in the profit from operations, the effects of the conversion of the Debentures and the lower effective tax rate.

FISCAL YEAR 1995 COMPARED WITH FISCAL YEAR 1994

  The electronic materials business in the United States and Singapore continued its strong growth in the fiscal year ended February 26, 1995 which significantly improved the Company's operating results during that fiscal year. As a result of this growth, enhanced operating efficiencies and continued emphasis on higher technology products, the operating profits of the electronic materials business were sufficient to offset the impact of rising raw material costs and pricing pressures. The Company's European electronic materials operations also improved during the 1995 fiscal year as a result of strengthening in the European market for the Company's products.

  The Company focused its capital investments during the 1995 fiscal year principally on its electronic materials business for the purpose of enhancing capability and expanding capacity. The Company also continued to invest in its electronic materials business' leading edge technology and product development efforts. The expansion of the Company's Singapore facility was completed at the end of the Company's 1995 fiscal year.

  During the second half of the 1995 fiscal year, the Company's plumbing hardware business returned to modest profitability. The Company's advanced composite business' performance improved during the 1995 fiscal year under its new management team as it refocused its products towards non-military applications, such as wireless communications. The Company's specialty adhesive tape business performed well during the 1995 fiscal year, with increased sales and earnings due in part to focusing towards high-technology, high-margin products.

 Results of Operations

  Sales for the fiscal year ended February 26, 1995 increased 21% to $253.0 million from $208.4 million for the fiscal year ended February 27, 1994. Sales of the electronic materials operations for the 1995 fiscal year were $218.3 million, or 86% of total sales worldwide, compared with $182.6 million, or 88% of total sales worldwide, for the 1994 fiscal year. This 20% increase in sales of electronic materials was principally the result of higher volume of electronic materials shipped. Sales of the plumbing and industrial component business for the 1995 fiscal year increased 34% to $34.7 million from $25.9 million for the 1994 fiscal year, principally due to increased volume.

  The Company's foreign electronic materials operations accounted for $61.9 million of sales, or 24% of the Company's total sales worldwide, during the 1995 fiscal year compared with $46.5 million, or 22% of total sales worldwide, during the fiscal 1994 year. Sales by the Company's foreign operations during the 1995 fiscal year increased 33% from the 1994 fiscal year. While sales by the Company's foreign operations were higher in the 1995 fiscal year at each of the Company's foreign operations compared with the 1994 fiscal year, the increase in sales by foreign operations was principally due to increased sales of the Company's Singapore operations.

  The gross margin for the Company's worldwide operations was 22.2% for the 1995 fiscal year compared with 19.3% for the 1994 fiscal year. The gross margin improved as a result of operating efficiencies, attributable in part to the increase in sales volume and reduced manufacturing waste.

  Selling, general and administrative expenses, measured as a percentage of sales, were 11.9% during the 1995 fiscal year compared with 12.4% during the 1994 fiscal year. This reduction was a function of the partially fixed nature of the selling, general and administrative expenses relative to the increase in sales.

  For the reasons set forth above, profit from operations for the 1995 fiscal year increased 83% to $26.1 million from $14.3 million for the 1994 fiscal year.

  During the 1995 fiscal year, interest expense decreased 82% to $0.4 million from $2.4 million during the 1994 fiscal year. This expense was attributable to interest on the Company's 7 1/4% Convertible Subordinated Debentures and, to a lesser extent, on loans carried by certain of the Company's foreign subsidiaries. The decrease in this expense was due to the call for redemption of such Debentures, nearly all of which were converted into Common Stock by May 31, 1994. Other income, principally investment income, increased 92% to $1.8 million during the 1995 fiscal year from $0.9 million during the 1994 fiscal year. This increase in investment income occurred because the average rate of interest earned by the Company during the 1995 fiscal year was higher than during the 1994 fiscal year and because the Company had more cash available for investment. The Company's cash reserves were invested primarily in short-term taxable instruments and government securities.

  The Company's effective income tax rate for the 1995 fiscal year was 36.9% compared with 37.2% for the 1994 fiscal year. The effective tax rate for the 1995 fiscal year decreased due to the impact of foreign net operating losses without tax benefit and favorable foreign tax rate differentials, offset in part by a reduction in general business credits.

  The Company's net earnings increased 115% in the 1995 fiscal year to $17.3 million from $8.1 million during the 1994 fiscal year. Primary and fully diluted earnings per share increased to $1.59 and $1.52, respectively, for the 1995 fiscal year compared with $1.01 and $.84, respectively, for the 1994 fiscal year. The increase in net earnings and earnings per share was attributable principally to the increase in profit from operations and the effects of the conversion of Debentures into Common Stock.

FISCAL YEAR 1994 COMPARED WITH FISCAL YEAR 1993

  The significant improvement in the Company's profitability during the 1994 fiscal year was due primarily to increased sales volume and a significant increase in the operating profits of the Company's United States based electronic materials operations. Increased sales volume, improved yields and more effective and efficient resource utilization, particularly at the United States based electronic materials operations, more than offset continuing price pressures. Market shrinkage and price pressures in the 1994 fiscal year adversely affected the Company's European electronic materials operations. The Company's Singapore based electronic materials operations were also affected by price pressures.

  During the 1994 fiscal year, the Company continued its significant investment in the machinery and equipment of its electronic materials business for the purpose of enhancing capability and expanding capacity. The Company also continued to invest in the electronic materials business' leading edge technology and product development efforts.

  The plumbing and industrial components business reported lower sales and an increased operating loss in the 1994 fiscal year compared with the 1993 fiscal year. As previously reported, during the 1994 fiscal year, the Company's internal accounting staff discovered financial and accounting errors and irregularities at its composite business. After a thorough internal investigation, the Company restated its previously reported financial statements and took corrective action to address the financial and accounting problems, including the dismissal of certain senior management.

 Results of Operations

  Sales for the fiscal year ended February 27, 1994 increased 19% to $208.4 million from $175.2 million for the fiscal year ended February 28, 1993. Sales of the electronic materials business for the 1994 fiscal year were $182.6 million, or 88% of total sales worldwide, compared with $147.4 million, or 84% of total sales worldwide, for the 1993 fiscal year. This 24% increase was principally the result of higher volume of electronic materials shipped. Sales of the plumbing and industrial components business for the 1994 fiscal year decreased 7% to $25.9 million from $27.8 million for the 1993 fiscal year.

  The Company's foreign electronic materials operations accounted for $46.5 million of sales, or 22% of total sales worldwide, during the 1994 fiscal year compared with $46.3 million, or 26% of total sales worldwide, during the 1993 fiscal year.

  The gross margin for the Company's worldwide operations was 19.3% for the 1994 fiscal year compared with 14.9% for the 1993 fiscal year. The improvement in the gross margin was the result of increased sales volume of the Company's United States based electronic materials operations, enhanced operating efficiency, and improved yields.

  Selling, general and administrative expenses, measured as a percentage of sales, were 12.4% during the 1994 fiscal year compared with 13.1% during the 1993 fiscal year. This reduction was due to the partially fixed nature of the selling, general and administrative expenses relative to the increase in sales.

  For the reasons set forth above, profit from operations for the 1994 fiscal year increased 352% to $14.3 million from $3.2 million for the 1993 fiscal year.

  During the 1994 fiscal year, interest expense increased 17% to $2.4 million from $2.1 million during the 1993 fiscal year. This expense was attributable to interest on the Company's 7 1/4% Convertible Subordinated Debentures and, to a lesser extent, on loans carried by certain of the Company's foreign subsidiaries. The increase in interest expense was principally attributable to the reduction in interest capitalized to property, plant and equipment during the 1994 fiscal year compared with the 1993 fiscal year. Other income decreased 52% to $0.9 million during the 1994 fiscal year from $2.0 million during the 1993 fiscal year. Investment income, which was the principal component of other income, decreased 42% to $0.9 million during the 1994 fiscal year compared with $1.6 million during the 1993 fiscal year. This reduction in investment income occurred because the average rate of interest earned by the Company during the 1994 fiscal year was lower than that earned during the 1993 fiscal year. The Company's cash reserves were invested primarily in short-term taxable instruments and government securities. Also included in other income for the 1993 fiscal year was a $0.3 million gain derived from foreign currency transactions.

  The Company's effective income tax rate for the 1994 fiscal year was 37.2% compared with 26.3% for the 1993 fiscal year. The effective tax rate for the 1994 fiscal year increased due to the reductions in general business credits, the reduced impact of favorable foreign tax rate differentials, and the adjustment in the 1993 fiscal year of federal and state income tax accruals. These increases were partially offset by the reduced impact of state and local taxes and foreign net operating losses without tax benefit.

  The Company's net earnings increased 256% in the 1994 fiscal year to $8.1 million from $2.3 million during the 1993 fiscal year. Primary and fully diluted earnings per share increased to $1.01 and $.84, respectively, for the 1994 fiscal year compared with $.25 for both primary and fully diluted earnings per share for the 1993 fiscal year. The increase in net earnings and earnings per share was attributable to the increase in profit from operations, offset in part by the higher effective tax rate.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited consolidated statements of earnings information for each quarter in the 1995 fiscal year and the first three quarters of the 1996 fiscal year. In the opinion of the Company's management, this information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                          FISCAL YEAR ENDED FEBRUARY 26,
                                       1995               FISCAL YEAR ENDED MARCH 3, 1996
                          ------------------------------- ---------------------------------
                           FIRST  SECOND   THIRD  FOURTH    FIRST       SECOND     THIRD
                          QUARTER QUARTER QUARTER QUARTER  QUARTER     QUARTER    QUARTER
                          ------- ------- ------- ------- ----------  ---------- ----------
                                                   (IN THOUSANDS)
Net sales...............  $62,769 $58,795 $64,834 $66,624    $75,412     $69,937    $81,866
Gross profit............   13,247  12,520  14,774  15,564     17,717      15,209     18,397
Profit from operations..    5,776   5,579   7,210   7,545       8,860      7,579      9,085
Net earnings............    3,670   3,756   4,779   5,140       6,024      5,366      6,467

  The following table sets forth certain consolidated statements of earnings information as a percentage of net sales for the quarterly periods indicated:

                          FISCAL YEAR ENDED FEBRUARY 26,     FISCAL YEAR ENDED MARCH 3,
                                     1995                              1996
                          ------------------------------- --------------------------------
                           FIRST  SECOND   THIRD  FOURTH    FIRST       SECOND     THIRD
                          QUARTER QUARTER QUARTER QUARTER  QUARTER     QUARTER    QUARTER
                          ------- ------- ------- ------- ----------  ---------- ----------
Net sales...............   100.0%  100.0%  100.0%  100.0%     100.0%      100.0%     100.0%
Gross profit............    21.1    21.3    22.8    23.4       23.5        21.7       22.5
Profit from operations..     9.2     9.5    11.1    11.3       11.7        10.8       11.1
Net earnings............     5.8     6.4     7.4     7.7        8.0         7.7        7.9

  The Company's sales historically are lower in the second quarter of each fiscal year than in its other fiscal quarters, principally due to normal shut-downs of the Company's manufacturing facilities for preventive maintenance and shut-downs of many of the Company's customers for portions of that quarter.

LIQUIDITY AND CAPITAL RESOURCES

  At November 26, 1995, the Company's cash and temporary investments were $42.5 million compared with $45.9 million at February 26, 1995, the end of the Company's 1995 fiscal year. The decrease in the Company's cash and investment position at November 26, 1995 was attributable principally to investments in property, plant and equipment, as discussed below. The Company's working capital was $59.8 million at November 26, 1995 compared with $55.0 million at February 26, 1995. The increase at November 26, 1995 compared with
February 26, 1995 was due to an increase in receivables and inventories, offset in part by higher payables. The increase in receivables at November 26, 1995 compared with February 26, 1995 was due to increased sales; the increase in inventories for the same period was due to increased sales and to higher purchases of raw materials to ensure adequate supply of such materials. The Company's current ratio (the ratio of current assets to current liabilities) was 2.1 to 1 at November 26, 1995 compared with 2.3 to 1 at February 26, 1995.

  During the nine months ended November 26, 1995, the Company generated funds from operations of $17.2 million and expended $19.0 million for the purchase of property, plant and equipment. Cash provided by net earnings before depreciation and amortization of $24.7 million was reduced by a net increase in non-cash working capital items, resulting in $17.2 million of cash provided from operating activities. A significant portion of the current fiscal year's capital expenditures relate to installation of additional capacity at new electronic materials facilities in Newburgh, New York and Tempe, Arizona. These expansions will increase the Company's capacity and capability for the production of sophisticated printed circuit materials. Expenditures for property, plant and equipment were $10.3 million, $9.6 million, and $17.5 million in the 1993, 1994 and 1995 fiscal years, respectively. The Company expects the level of capital expenditures in the 1997 fiscal year to be in the same range as in the 1996 fiscal year. While the Company's capital budget for the 1997 fiscal year has not yet been finalized, the Company is currently considering further expansions of its electronic materials operations, particularly in the United States and Southeast Asia.

  At November 26, 1995 the Company had no long-term debt. The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in property, plant and equipment and for general corporate purposes. Such resources, including the proceeds from the Notes offered hereby, would also be available for appropriate acquisitions and other expansions of the Company's business.

                                   BUSINESS

GENERAL

  Park is a leading designer and producer for the global market of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnect systems, such as backplanes, PC cards and semiconductor packaging systems. The Company's multilayer printed circuit materials include copper-clad laminates, prepregs and semi-finished multilayer printed circuit board panels. The Company has long-term relationships with its major customers, which include leading independent printed circuit board fabricators and major electronic equipment manufacturers. Multilayer printed circuit boards and interconnect systems are used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices (such as microprocessors and memory and logic devices) and passive components (such as resistors and capacitors). Examples of end uses of the Company's printed circuit materials range from supercomputers to laptops and from satellite switching equipment to cellular phones. The Company has developed long-term relationships with major customers as a result of its leading edge products, extensive technical and engineering service support and responsive manufacturing capabilities. Park is expanding its worldwide manufacturing facilities to satisfy demand from existing customers and to add new select customers not previously served due to capacity constraints.

  Park was founded on March 31, 1954 by Jerry Shore, the Company's Chairman of the Board, Chief Executive Officer and largest shareholder. Park founded the modern day printed circuit industry in 1957 by inventing a composite material consisting of an epoxy resin substrate reinforced with fiberglass cloth which was laminated together with sheets of thin copper foil. This epoxy-glass copper-clad laminate system is still used to construct the large majority of today's advanced printed circuit product. In 1962, the Company invented the first multilayer printed circuit materials system used to construct multilayer printed circuit boards. The Company also pioneered vacuum lamination and many other manufacturing technologies used in the industry today. The Company has introduced its entire current electronic materials product line within the last five years and believes it continues to be one of the industry's technological leaders. In addition, the Company was the first manufacturer in the printed circuit materials industry to establish manufacturing presences in the three major global markets of North America, Europe and Asia, with facilities established in Europe in 1969 and Southeast Asia in 1986. The Company believes it is one of the world's largest manufacturers of multilayer printed circuit materials and believes it is the market leader in North America and Southeast Asia.

INDUSTRY BACKGROUND AND OVERVIEW

  The electronic materials manufactured by the Company and its competitors are used to construct and fabricate complex multilayer printed circuit boards and other advanced electronic interconnect systems. Multilayer printed circuit materials consist of prepregs and copper-clad laminates, as well as semi-finished multilayer printed circuit board panels. Prepregs are chemically and electrically engineered plastic resin systems which are reinforced with a specialized fiberglass cloth or other reinforcement materials. These resin systems are usually based upon an epoxy chemistry. One or more plies of prepreg are laminated together to form an insulating dielectric substrate to support the copper circuitry patterns of a multilayer printed circuit board. Copper-clad laminates consist of one or more plies of prepreg laminated together with specialty thin copper foil on the top and bottom. The Company supplies both copper-clad laminates and prepregs to its customers, which use these products as a system to construct multilayer printed circuit boards.

  The following is a diagram of a copper-clad laminate used to fabricate multilayer printed circuit boards:

--------------------------------------------------------------------------------
                        DIAGRAM OF COPPER-CLAD LAMINATE
              USED TO FABRICATE MULTILAYER PRINTED CIRCUIT BOARDS
--------------------------------------------------------------------------------

                                    Copper foil (A)
                          [ART]     Prepreg (B)
                                    Copper foil (A)

                       SIDE VIEW

--------------------------------------------------------------------------------

A. Copper foil, specially formed in thin sheets which may vary from .0030 inch to .0002 inch in thickness, normally has a thinckness of .0014 inch or .0007 inch.

B. One or more plies of prepreg are laminated with each other (and laminated with the copper foil on the top and bottom) to form the insulating dielectric substrate support structure for copper circuitry. Prepreg is an engineered plastic resin system (e.g., and epoxy system) which is impregnated into and reinforced by a specially manufactured fiberglass cloth product or other woven or non-woven reinforcing fiber. This insulating dielectric substrate is .030 inch to .002 inch in thickness or less in some cases.
--------------------------------------------------------------------------------

  The printed circuit board fabricator processes copper-clad laminates to form the inner layers of a multilayer printed circuit board. The fabricator photoimages these laminates with a dry film or liquid photoresist. After development of the photoresist, the copper surfaces of the laminate are etched to form the circuit pattern. The fabricator then assembles these etched laminates by inserting one or more plies of dielectric prepreg between each of the inner layer etched laminates and also between an inner layer etched laminate and the outer layer copper plane, and then laminating the entire assembly in a press. Prepreg serves as the insulator between the multiple layers of copper circuitry patterns found in the multilayer circuit board. The fabricator drills through holes or vias in the multilayer assembly and then plates the through holes or vias to form conductors between the multiple layers of circuitry patterns. The outer two layers of copper foil are then imaged and etched to form the finished multilayer printed circuit board. The completed multilayer board is a three-dimensional interconnect system with electronic signals traveling in the horizontal planes of multiple layers of copper circuitry patterns, as well as the vertical plane through the plated through holes or vias.

  The following is a diagram of the constituents of a multilayer printed circuit board:

--------------------------------------------------------------------------------
         DIAGRAM OF CONSTITUENTS OF MULTILAYER PRINTED CIRCUIT BOARD
                SIMPLE 6-LAYER CIRCUIT BOARD CONSTRUCTION

                                                  Copper foil (B)
                                                  Prepreg (C)
                        [ART]                     Etched copperclad laminate (D)
Multilayer                                        Prepreg (C)
  configuration (A)                               Etched copperclad laminate (D)
                                                  Prepreg (C)
                                                  Copper foil (B)

                         SIDE VIEW
--------------------------------------------------------------------------------

A. This multilayer configuration is assembled in a lamination press. The printed circuit board fabricator drills vertical holes or vias through the multilayer board and plates these through holes or vias to form vertical conductor paths. These through holes or vias combine with the conductor paths on the horizontal circuitry planes to create a three-dimensional electronic interconnect system. After the through holes or vias have been formed, the fabricator photoimages and forms circuitry patterns on the outer copper foil layers, completing the multilayer circuit board.

B. Copper foil is purchased by the printed circuit board fabricator from a specialty copper foil manufacturer.

C. One or more plies of prepreg are "layed up" together. These individual plies of prepreg are supplied to the printed circuit board fabricator by multilayer printed circuit materials manufacturers, such as the Company. When the multilayer configuration is laminated, these plies of prepreg form an insulating dielectric substrate supporting and separating the multiple inner and outer planes of copper circuitry.

D. An etched copper-clad laminate on which the printed circuit fabricator has already photoimaged and formed the inner layer circuitry pattersn, typically through a "subtractive" etching process--The broken thick lines of the outer edges of these inner layers in the diagram represent the etched copper circuitry patterns. The copperclad laminate is supplied to the printed circuit board fabricator by multilayer printed circuit materials manufacturers, such as the Company.

--------------------------------------------------------------------------------
  The multilayer printed circuit materials industry is highly competitive and has experienced consolidation in recent years. The Company believes there are approximately ten significant multilayer printed circuit materials manufacturers in the world. Many of these competitors have developed or are developing significant presences in the three major markets of North America, Europe and Asia. The industry's significant multilayer materials manufacturers are primarily divisions or subsidiaries of very large, diversified multinational manufacturers. Park believes it is the only significant independent manufacturer of multilayer printed circuit materials in the world.

The Company believes that the ongoing globalization of the multilayer printed circuit materials industry will make it increasingly difficult for the remaining smaller regional manufacturers to remain competitive.

  According to the IPC, in 1994, the worldwide market for all printed circuit boards was approximately $21.2 billion and the worldwide market for multilayer printed circuit boards was approximately $9.6 billion. Based upon IPC data, the Company estimates that, in 1994, the worldwide market for all printed circuit materials was approximately $3.7 billion and the worldwide market for multilayer printed circuit materials was approximately $1.4 billion. The Company estimates that the annual worldwide market for multilayer printed circuit materials is currently approximately $1.5 billion to $1.6 billion.

INDUSTRY TRENDS

  Increasing Demand for Electronic Products and Technology. The global market for advanced electronic products is growing as a result of technological change and frequent new product introductions. This growth is principally attributable to increased sales and more complex electronic content of newer products, such as cellular phones, pagers, personal computers and portable computing devices, and greater use of electronics in other products, such as automobiles. Further, large, almost completely untapped markets for advanced electronics equipment have emerged in such areas as India and China and other areas of the Pacific Rim.

  Increasing Complexity of Electronic Products. Semiconductor manufacturers have introduced successive generations of more powerful microprocessors and memory and logic devices. Electronic equipment manufacturers have designed these advanced semiconductors into more compact and often portable products. High performance computing devices in these smaller portable platforms require greater reliability, closer tolerances, higher component and circuit density and increased overall complexity. As a result, the interconnect industry has developed smaller, lighter, faster and more cost-effective interconnect systems, including advanced multilayer printed circuit boards and new types of semiconductor packaging systems such as ball-grid arrays ("BGAs") and multi-chip modules ("MCMs").

  More Advanced Materials Required for Interconnect Performance and Manufacturability. Advanced interconnect systems require higher technology printed circuit materials to insure the performance of the electronic system and to improve the manufacturability of the interconnect platform. The growth of the market for more advanced printed circuit materials has outpaced the market growth for standard printed circuit materials in recent years.

    Performance--Printed circuit board fabricators and electronic equipment manufacturers require advanced printed circuit materials that have increasingly higher temperature tolerances and more advanced electrical properties in order to support high speed computing in a miniaturized and often portable environment.

    Today's more advanced interconnect and packaging systems are subject to higher temperature environments during the assembly process and during systems operations. Higher technology assembly processes, such as surface mount technology, direct-chip attach and gold wire bonding, subject these advanced interconnect systems to a greater number of higher temperature heat cycles than lower technology assembly processes. The utilization of high density device packaging and advanced high speed microprocessors subject the interconnect system to higher operating temperature environments. In addition, many complex printed circuit boards and interconnect systems are installed in hostile high temperature environments such as under-the-hood automotive and advanced aerospace applications. To a significant extent, the ability of the interconnect system to perform in higher temperature environments is a function of the printed circuit materials utilized to construct the printed circuit board or interconnect system. See "--Products and Services."

    Advanced wireless communications equipment, as well as next generation high speed computer chips and microprocessors, require printed circuit boards and interconnect systems that operate at higher speeds and higher frequencies with minimal signal loss and distortion. These high frequency operations often must be accomplished with a limited low power source, particularly in the case of portable equipment. In order for the interconnect systems to support higher speed, higher frequency signals with limited power usage, these systems must employ printed circuit materials that have more advanced electrical properties. Electronic equipment manufacturers must utilize advanced materials that are engineered for low loss electrical properties and also for specific dielectric and impedance characteristics in order to support these higher frequency signals.

    Manufacturability--With the very high density circuit demands of miniaturized high performance interconnect systems, the uniformity, purity, consistency, performance predictability, dimensional stability and production tolerances of printed circuit materials have become successively more critical. High density printed circuit boards and interconnect systems often involve higher layer count multilayer circuit boards where the multiple planes of circuitry and dielectric insulating substrates are very thin (dielectric insulating substrate layers may be .002 inch or less) and the circuit line and space geometries in the circuitry plane are very narrow (.003 inch or less). In addition, advanced surface mount interconnect systems are typically designed with very small pad sizes and very narrow plated through holes or vias which electrically connect the multiple layers of circuitry planes. High density interconnect systems must utilize printed circuit materials whose dimensional characteristics and purity are consistently manufactured to very high tolerance levels in order for the printed circuit board fabricator to attain and sustain acceptable production yields.

  Consolidation of the Printed Circuit Board Industry. The printed circuit board industry, which historically has been very fragmented, is undergoing a consolidation led by the larger, more technologically advanced and better capitalized independent printed circuit board fabricators. According to BPA (Technology & Management) Ltd., an interconnect industry analyst and consulting firm, the number of printed circuit board fabricators in the United States has decreased from approximately 1,900 in 1986 to approximately 700 in 1992. Management believes that this consolidation is primarily due to the substantial capital investment and the engineering and manufacturing expertise required to remain technologically competitive. In addition, large electronic equipment manufacturers are outsourcing an increasing portion of their printed circuit fabrication operations to these more sophisticated independent printed circuit board fabricators. The IPC estimates that the percentage in dollars of the United States market captured by independent printed circuit board fabricators increased from 66% in 1991 to 83% in 1994.

  Time-to-Market and Time-to-Volume Pressures Require Closer Collaboration with Materials Suppliers. Shorter product life cycles and competitive pressures have induced electronic equipment manufacturers to bring new products to market and increase production volume to commercial levels more quickly. These trends have highlighted the importance of front-end engineering of electronic products and have increased the level of collaboration among system designers, fabricators and printed circuit materials suppliers. As the complexity of electronic products increases, materials suppliers must provide greater technical support to interconnect systems fabricators on a timely basis regarding manufacturability and performance of new materials systems.

STRATEGY

  Management believes that the Company is well positioned to take advantage of trends in the electronic and printed circuit materials industry. The Company founded the modern day printed circuit industry, and management believes the Company has remained at the forefront of the industry in technology and innovation. The Company was the first manufacturer of advanced multilayer printed circuit materials to establish manufacturing presences in the three major global markets of North America, Europe and Asia and believes it is the market leader in both North America and Southeast Asia. The Company believes it has achieved this level of success by consistently following its basic operating principles: customer responsiveness; quest for perfect quality; and technological innovation. The Company believes that its operating principles are widely held among its work force and that the ongoing commitment of its employees to these principles is key to the Company's future success. While the Company has benefited from the recent rapid growth and accelerating technology trends of the electronic equipment industry, management believes the commitment of its employees to the

Company's basic principles has enabled the Company to achieve its current leadership position in the industry. The Company's strategy is to maintain and enhance its commitment to its basic operating principles and to identify future opportunities in the electronic materials industry.

  The specific components of the Company's strategy include:

  .SUSTAINING, ENHANCING AND DEVELOPING RELATIONSHIPS WITH SELECT CUSTOMERS

      The Company intends to continue to sustain, enhance and develop long-term relationships with select customers through broad-based technical support and service, as well as manufacturing proximity and responsiveness at multiple levels of the customer's organization. The Company focuses on developing a thorough understanding of its customer's business, product lines, processes and technological challenges. The Company seeks customers which are industry leaders committed to maintaining and improving their industry leadership positions and which are committed to long-term relationships with their suppliers. The Company seeks business opportunities with the more advanced printed circuit fabricators and electronic equipment manufacturers which are interested in the full value of products and services provided by their suppliers.

      The Company believes its proactive and timely support in assisting its customers with the integration of advanced materials technology into new product designs further strengthens its relationships with its customers. The product cycle for many of the Company's customers' interconnect products is now less than one year, and these condensed product cycles have placed time-to-market and time-to-volume pressures on its customers to introduce successively more advanced interconnect systems. Introduction and utilization of more advanced materials technology is necessary for the Company's customers to maintain their leading edge positions.

      Once a new product has been introduced by a customer, the Company employs its materials technology and its extensive manufacturing experience to assist the customer with its time-to-volume requirements. On short notice, the Company deploys teams of experienced engineering and technical personnel to solve the customer's design, process or production problems. The Company believes that its superior technical service is an increasingly integral part of the value it provides to its customers.

      The Company's emphasis on service and close relationships with its customers is reflected in its relatively short lead times. The Company has designed its manufacturing processes and service organizations to provide the customer with its printed circuit materials products on a just-in-time basis. According to the IPC, average lead times for printed circuit materials orders in the United States were approximately 24 days for the three months ended in October 1995. During this same period, the Company's average lead times were less than five days.

      The Company has located its advanced printed circuit materials manufacturing operations in strategic locations intended to serve specific regional markets. By situating its facilities in close geographical proximity to its customers, the Company is able to rapidly adjust its manufacturing processes to meet customers' new requirements and respond quickly to customers' technical needs. The Company has full technical staffs based at each of its manufacturing locations, which allows the rapid dispatch of technical personnel to a customer's facility to assist the customer in quickly solving design, process, production or manufacturing problems. This regional manufacturing approach has enhanced the Company's ability to develop closer relationships at all levels with its customers.

      The Company currently is expanding its New York State operations to increase its production capacity for advanced printed circuit materials principally for the United States market. The Company is also in the process of expanding its Tempe, Arizona operations to provide enhanced capability and capacity to produce high density, semi-finished multilayer panels and interconnect systems. These expansions are intended to allow the Company to better service its existing customers and to permit the Company to develop relationships with new select customers which the Company has been unable to serve due to capacity constraints. The Company is considering further expansions of its electronic materials operations, particularly in the United States and Southeast Asia. The Company believes that its markets will continue to become more globalized, and that customers will come under additional pressure to develop and produce advanced products more quickly. As a result, management believes that the Company's established capabilities in the customer's region will become increasingly more valuable to its customers.

  .QUEST FOR PERFECT QUALITY PRODUCT

      The Company believes that the commitment of its employees to strive for perfect product quality and its advanced manufacturing technology have earned it a reputation as the producer of the highest quality advanced printed circuit and interconnect system materials.

      As the trend toward electronic equipment miniaturization and higher density printed circuit boards continues, surface mount pads will continue to get smaller, vias and line and space widths will continue to get narrower and the dielectric insulating substrate layers will continue to get thinner. These design trends will require printed circuit materials that have much tighter tolerances and perform in a highly consistent and predictable fashion under a wide variety of conditions. The pressures being exerted on interconnect system technology have heightened the importance of the quality, consistency, purity and predictability of the printed circuit materials product. The Company believes that these factors will become even more important in the future, and the Company intends to continue its quest for perfect quality.

  .NEW MATERIALS PRODUCT TECHNOLOGY

      All of the Company's current electronic materials products have been introduced since 1990, and the Company intends to continue to introduce new, more advanced products into the interconnect materials market.

      Management believes there is an industry trend requiring advanced printed circuit boards and interconnect systems to be capable of performing and operating in higher temperature environments. See "-- Industry Trends--More Advanced Materials Required for Interconnect Performance and Manufacturability." In response to this trend, the Company has focused a significant portion of its development efforts toward new printed circuit materials with advanced thermal capabilities. Because of the Company's emphasis on higher technology products, the average temperature performance of its printed circuit materials is substantially higher than that of the industry. A number of the Company's high temperature products also have advanced electrical capabilities providing higher frequency signal transmission. The Company's United States high temperature performance materials sales grew an average of 52% per year during the last three fiscal years. The Company is in the process of introducing two new high-temperature products which are currently being field tested with certain customers.

      Industry trends toward miniaturization and high density circuitry have created the need for very thin laminates used to construct multilayer boards with very thin insulating dielectric substrate layers separating the multiple layers of copper circuitry pattern planes. The manufacture of very thin materials requires enhanced and different manufacturing disciplines where tolerances are extremely tight and purity requirements are very demanding. According to IPC data, the average thickness of laminates shipped in the United States during the first eleven months of the 1995 calendar year was approximately .017 inch. During that same period, the average thickness of laminates shipped by the Company in the United States market was approximately .009 inch, or approximately one half the thickness of the industry average. The Company also routinely manufactures high quality laminate product with thicknesses of .002 inch and less.

      The Company intends to continue to invest in the development of more advanced high performance products capable of meeting the needs of future advanced electronic interconnect systems and devices. The Company believes its broad based high performance product line will become an increasingly significant competitive advantage in the future.

  .STRATEGIC ACQUISITIONS

      The Company sees substantial overlap of its technology, management and manufacturing skills in the electronic materials industry. The Company also believes that many technologies within the larger electronic materials industry are in the process of converging. For instance, advanced materials which were formerly used to fabricate printed circuit boards are now in development for use in the semiconductor packaging arena. As technology accelerates and converges, the Company believes that the printed circuit interconnect system will eventually become more integrated with the semiconductor device and that the semiconductor device and the interconnect system will ultimately be designed as one integrated electronics system. The Company believes it can benefit from its leadership position in this environment by broadening its base within the larger electronic materials industry through strategic acquisitions of related electronic materials businesses, product lines or technologies.

PRODUCTS AND SERVICES

  The Company produces a broad line of advanced printed circuit materials used to fabricate complex multilayer printed circuit boards and other electronic interconnect systems, including backplanes, PC cards and semiconductor packaging systems. For information concerning the construction of printed circuit materials, including copper-clad laminates and prepregs, see "-- Industry Background and Overview." The Company also manufactures semi-finished multilayer printed circuit board panels for a select group of customers. The Company believes it currently offers the most diverse advanced printed circuit materials product line in the industry, which addresses a wide array of end-use applications and performance requirements.

  The Company's product line has been developed internally and through long-term development projects with its principal suppliers. The Company has designed its product line with a focus on the higher performance, higher technology end of the materials spectrum. All of the Company's existing electronic materials products have been introduced since 1990.

  There are several key technical properties of printed circuit materials which affect the performance capabilities of the printed circuit board or interconnect system and ultimately the electronic equipment end product. These properties include glass transition temperature ("Tg"), dielectric constant, dissipation factor and coefficient of thermal expansion.

   The Tg of the printed circuit material is essentially the temperature to which the product can be heated for a sustained period of time without undergoing accelerated expansion. Tg essentially represents the temperature above which a printed circuit material substrate cannot be elevated for a sustained period of time without causing the circuit board or interconnect system to fail or become unreliable. Printed circuit materials which have Tg properties of 150(degrees)C or higher are generally considered high-performance materials, while materials which have Tg properties below 150(degrees)C are considered to be non-high performance materials. Because of the Company's emphasis on higher technology products, the average temperature performance of its printed circuit materials is substantially higher than that of the industry.

  The dielectric constant and dissipation factor of the material relates to its electronic signal transmission properties and capabilities. Generally, more advanced interconnect applications require higher speed, higher frequency interconnect products manufactured from materials which have advanced engineered electrical properties that typically include lower dielectric constants and dissipation factors. Examples of products that utilize higher frequency signals are the latest generations of advanced microprocessors and wireless communications equipment.

  The coefficient of thermal expansion relates to the material's expansion rates at elevated temperatures. Because the substrate interconnect material and the semiconductor package must expand at similar rates in heated environments to prevent the semiconductor package from separating from the interconnect system, the coefficient of thermal expansion is critical for advanced high temperature packaging applications.

  The Company currently offers a wide array of high performance products. These products include high-temperature modified epoxies, bismaleimide triazine epoxies ("BT epoxy"), non-MDA polyimides, enhanced polyimides, high performance epoxy Thermount(R) materials, cyanate esters and PTFE materials. In addition, the Company is in the process of introducing two new high performance products which are currently being field tested with select customers.

  The table below lists a mix of the Company's product line, along with certain end-use applications and the operating and performance characteristics of the individual products.


                             SELECT PRODUCT DESCRIPTIONS(1)
-------------------------------------------------------------------------------------------------------------
                                                                                GLASS
                                                                             TRANSITION           DIELECTRIC
    PRODUCT             GENERIC                                              TEMPERATURE           CONSTANT
  DESIGNATION         DESCRIPTION               APPLICATIONS                  ("TG")(2)              (3)

  N4000-2           Multi-functional      High Density                   140(degrees) C (DSC)        4.5
                    Epoxy                 Multilayers, Surface
                                          Mount Technology, PC
                                          Cards, MCMs.

  N4000-6           High Performance      High Density                   180(degrees) C (DSC)        4.5
                    Epoxy                 Multilayers, Backplanes,
                                          PC Cards, MCMs, Direct
                                          Chip Attach, Wire
                                          Bonding Substrates,
                                          Under Hood Automotive.

  N4000-6T          High Performance      High Density                   180(degrees) C (TMA)        4.1
                    Epoxy                 Multilayers, Backplanes,
                    Thermount(R) (4)      High Speed CPU Boards,
                                          MCMs, Telecommunications
                                          Interconnects.

  N4000-10(5)       Multi-functional      High Density                   155(degrees) C (TMA)        4.7
                    Epoxy                 Multilayers, Surface
                                          Mount Technology, PC
                                          Cards, MCMs, Under Hood
                                          Automotive, Backplanes,
                                          Direct Chip Attach, Wire
                                          Bonding.

  N4000-13(5)       Enhanced Hybrid       Telecommunications             190(degrees) C (TMA)        3.9
                    Formula               Interconnects, High
                                          Speed CPU Boards, MCMs,
                                          BGAs, High Density
                                          Multilayers, Backplanes.

  N5000             Bismaleimide          High Density                   180(degrees) C (TMA)        4.1
                    Triazine Epoxy        Multilayers, BGAs, MCMs,
                                          High Density Surface
                                          Mount, Direct Chip
                                          Attach,
                                          Telecommunications
                                          Interconnects.

  N7000-1           Non-MDA               High Density                   260(degrees) C (TMA)        4.5
                    Polyimide             Multilayers, Backplanes,
                                          Burn-in Boards,
                                          Avionics, MCMs, Wire
                                          Bonding Substrates, High
                                          Temperature
                                          Instrumentation,
                                          Telecommunications
                                          Interconnects.

                         SELECT PRODUCT DESCRIPTIONS(1)

--------------------------------------------------------------------------------------------------------
                                                                                GLASS
                                                                              TRANSITION      DIELECTRIC
     PRODUCT          GENERIC                                                TEMPERATURE       CONSTANT
   DESIGNATION      DESCRIPTION                 APPLICATIONS                  ("TG") (2)         (3)
--------------------------------------------------------------------------------------------------------
  N7000-2        Enhanced          High Density Multilayers, Backplanes,  220(degrees)C (TMA)    4.5
                 Polyimide         Burn-in Boards, Avionics, MCMs, Wire
                                   Bonding Substrates, High Temperature
                                   Instrumentation, Telecommunications
                                   Interconnects.

  N8000          Cyanate Ester     High Density Multilayers, Backplanes,  250(degrees)C (TMA)    3.6
                                   Burn-in Boards, High Speed CPU Boards,
                                   MCMs, BGAs, Wire Bonding Substrates,
                                   Telecommunications Interconnects.

  Metclad PTFE   PTFE Copper-Clad  Microwave, High Frequency Wireless     (See note           (See note
  Copper-Clad    Substrates with   Communications.                        6 below)            6 below)
  Laminates (6)  Ground Planes

--------------------------------------------------------------------------------

 (1) The Company's entire printed circuit material product line consists of non-standard products which are unique to the Company and have been introduced since 1990. For comparison purposes, standard FR-4 product used to manufacture single and double sided printed circuit boards and lower technology, lower density multilayer boards has a Tg of 125(degrees)C. The Company does not manufacture standard FR-4 lower technology product, except in limited special situations in response to key customer requests.

 (2) DSC and TMA are temperature measurement methods.

 (3) Dielectric constant at 1mhz with 50% resin content.

 (4) "Thermount" is a registered trademark of E.I. duPont de Nemours & Co. ("DuPont"). N4000-6T is a high temperature epoxy resin system reinforced with a Thermount(R) non-woven aramid fiber product developed by DuPont.

 (5) N4000-10 and N4000-13 are products recently developed by the Company. These products are currently being field tested with certain customers and are slated for market introduction in 1996.

 (6) PTFE Copper-Clad substrates with metal ground planes are very high technology products manufactured by the Company's Metclad, S.A. unit in France. This product is used for microwave and satellite transmissions. PTFE does not have a "Tg" or glass transition temperature, but the material melts at 398(degrees)C. The dielectric constant of the PTFE product is customized by the Company in the range of 2.2 through 10.6.

  In addition to prepreg and copper-clad laminate printed circuit materials products, the Company also manufactures semi-finished multilayer printed circuit board panels as a value-added service for a limited number of its key customers. Production of the Company's semi-finished multilayer product involves several additional manufacturing steps beginning with the photoimaging and etching of the copper-clad laminate product into the circuitry patterns specified by the customer. These etched laminates form the inner layers of the multilayer circuit board. The etched inner layers are then laminated into a multilayer assembly with insulating dielectric prepreg inserted between the multiple etched inner layers and outer layer copper planes. The outer planes of copper foil are left in unprocessed "blank" form and the product is delivered to the customer at this stage in the process. The fabricator customer then drills and plates the through holes or vias and finishes the outer layers of circuitry patterns to complete the product.

CUSTOMERS AND END MARKETS

  The Company's customers for its advanced electronic materials include the leading independent printed circuit board fabricators and major electronic equipment manufacturers in the computer, telecommunications, transportation, aerospace and instrumentation industries.

  The Company seeks to align itself with the larger, more technologically-advanced and better capitalized independent printed circuit board fabricators and major electronic equipment manufacturers which are industry leaders committed to maintaining and improving their industry leadership positions and to building long-term relationships with their suppliers. The Company's recent growth is a function of its strategy of building relationships with key customers which are positioned for aggressive growth and market leadership, rather than a result of adding new customer accounts. Ninety percent of the Company's top twenty customers in the first nine months of its 1996 fiscal year have done business with the Company during the last four fiscal years.

  Recently, due to capacity constraints, the Company's policy has been to decline initiating relationships with new customers that might compromise its ability to respond to needs of existing customers. Although the Company maintains ongoing discussions with potential new customers, the Company has been reluctant to commence doing business with these new customers until additional manufacturing capacity is in place. The Company is currently in the process of installing new capacity at facilities in Newburgh, New York and Tempe, Arizona. The Company is considering expanding its operations in one or more additional locations during the next fiscal year. As the additional capacity from these expansions comes on line, the Company expects to continue its growth with existing customers and will evaluate opportunities for establishing new customer relationships.

  During the nine months ended November 26, 1995, the Company's ten largest customers accounted for approximately 46% of its net sales. During such period, approximately 17% of the Company's net sales were made to a large United States based manufacturing concern which services the global transportation industry. This concern has purchased a significant amount of product from the Company for more than three years, and the Company believes its relations with this customer are strong and that this customer will continue to make significant purchases of printed circuit materials product from the Company in the immediate future. No other single customer accounted for 10% or more of the net sales of the Company during the first nine months of the 1996 fiscal year or in any of the three prior fiscal years.

MANUFACTURING

  The Company founded the modern day printed circuit industry in 1957 at its first printed circuit materials manufacturing facility in Stamford, Connecticut. The Company developed and manufactured the first multilayer printed circuit materials at this facility in 1962. The Company also pioneered vacuum lamination and many other manufacturing technologies used in the printed circuit materials industry today. Vacuum lamination significantly enhances the dimensional stability of copper-clad laminate printed circuit materials used in manufacturing multilayer printed circuit boards. The dimensional stability characteristics of laminates used in the fabrication of high density multilayer printed circuit boards are critical.

  The process for manufacturing multilayer printed circuit materials is capital intensive and requires sophisticated equipment as well as clean room environments. The key steps in the Company's manufacturing process include: the impregnation of specially designed fiberglass cloth with a resin system and the partial curing of that resin system; the assembling of laminates consisting of single or multiple plies of prepreg and copper foil in a clean-room environment; the vacuum lamination of the copper-clad laminate assemblies under simultaneous exposure to heat, pressure and vacuum; and the finishing of the laminates to customer specifications.

  Prepreg is manufactured in a treater. A treater is a roll-to-roll continuous machine which sequences specially designed fiberglass cloth or other reinforcement fabric into a resin tank and then sequences the resin-coated cloth through a series of ovens which partially cure the resin system into the cloth. This partially cured product or prepreg is then sheeted or paneled and packaged by the Company for sale to customers, or used by the Company to construct its copper-clad laminates.

  The Company manufactures copper-clad laminates by first setting up in a clean room an assembly of one or more plies of prepreg stacked together with a sheet of specially manufactured copper foil on the top and bottom sides of the assembly. This assembly is then inserted into a large, multiple opening vacuum lamination press, together with a large quantity of other laminate assemblies. The laminate assemblies are then laminated under simultaneous exposure to heat, pressure and vacuum. After the press cycle is complete, the laminates are removed from the press and sheeted, paneled and finished to customer specifications. The product is then inspected and packaged for shipment to the customer.

  The Company manufactures multilayer printed circuit materials at eight fully integrated facilities located in the United States, Europe and Southeast Asia. The Company opened its California facility in 1965, its United Kingdom facility in 1969, its first Arizona and France facilities in 1984, its Singapore facility in 1986 and its second Arizona and France facilities in 1992. The Company services the North American market principally through its United States manufacturing facilities, the European market principally through its manufacturing facilities in the United Kingdom and France, and the Asian market principally through its Singapore manufacturing facility. The Company has located its manufacturing facilities in its important markets. By maintaining full technical and engineering staffs at each of its manufacturing facilities, the Company is able to deliver fully-integrated products and services on a timely basis.

  The Company has experienced recent capacity constraints and is in the process of adding new capacity in Newburgh, New York and Tempe, Arizona, at which it expects to commence commercial operation during the early part of its next fiscal year. The Company is considering expanding its operations in one or more additional locations during the next fiscal year, particularly in the United States and Southeast Asia.

  The following table describes the Company's multilayer printed circuit materials manufacturing facilities. All of these facilities are used for manufacturing, engineering and product development, except for the facility located in Lannemezan, France, which is principally a product research and development facility. All of the Company's printed circuit materials manufacturing facilities are ISO 9002 certified.

                 ELECTRONIC MATERIALS MANUFACTURING FACILITIES

-------------------------------------------------------------------------------

                      YEAR                                            APPROXIMATE
       LOCATION      OPENED                   USE                    SIZE (SQ. FT.)
-----------------------------------------------------------------------------------
  Walden, NY          1971  Multilayer Circuit Materials                 51,000

  Newburgh, NY (1)    1996  Multilayer Circuit Materials                 57,000

  Fullerton, CA       1984  Multilayer Circuit Materials                 95,000

  Anaheim, CA         1965  Multilayer Circuit Materials                 26,000

  Tempe, AZ (2)       1984  Semifinished High Technology                 86,000
                            Multilayer Circuit Materials

  Tempe, AZ           1992  High Performance Multilayer                  38,000
                            Circuit Materials; Product Development

  Mirebeau, France    1984  Multilayer Circuit Materials                 81,000

  Lannemezan, France  1992  High Technology Circuit Materials,           29,000
                            including PTFE and Ultra-Thin Copper
                            Materials; Product Development

  Skelmersdale, U.K.  1969  Multilayer Circuit Materials                 54,000

  Singapore           1986  Multilayer Circuit Materials                 58,000

-------------------------------------------------------------------------------
 (1) The Company expects to commence commercial operations at this facility during the early part of its next fiscal year.
 (2) Includes an expansion of approximately 19,000 sq. ft. at which the Company expects to commence commercial operations during the early part of its next fiscal year.


MATERIALS AND SOURCES OF SUPPLY

  The principal materials used in the manufacture of the Company's electronic products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. The Company attempts to develop and maintain close working relationships with suppliers of those materials who have dedicated themselves to complying with the Company's stringent specifications and technical requirements. While the Company's philosophy is to work with a limited number of suppliers, the Company has identified alternate sources of supply for each of these materials. However, there are a limited number of qualified suppliers of these materials, substitutes for these materials are not readily available, and, in the recent past, the industry has experienced shortages in the market for certain of these materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from one of the Company's principal suppliers or an inability to obtain essential materials could materially adversely affect the business, financial condition and results of operations of the Company. Significant increases in the cost of materials purchased by the Company could also have a material adverse effect on the Company's business, financial condition and results of operations if the Company were unable to pass such price increases through to its customers.

COMPETITION

  The multilayer printed circuit materials industry is characterized by intense competition and ongoing consolidation. The Company's competitors are primarily divisions or subsidiaries of very large, diversified multinational manufacturers which are substantially larger and have greater financial resources than the Company and, to a lesser degree, smaller regional producers. Because the Company focuses on the higher technology segment of the electronic materials market, technological innovation, quality and service, as well as price, are significant competitive factors.

  The Company believes that there are approximately ten significant multilayer printed circuit materials manufacturers in the world, and many of these competitors have or are developing significant presences in the three major global markets of North America, Europe and Asia. The Company believes that the multilayer printed circuit materials industry is rapidly becoming more global and that the remaining smaller regional manufacturers will find it increasingly difficult to remain competitive. The Company believes that it is currently one of the world's largest multilayer printed circuit materials manufacturers and the market leader in North America and Southeast Asia. The Company further believes it is the only significant independent manufacturer of multilayer printed circuit materials in the world today.

  The markets in which the Company's electronic materials operations compete are characterized by rapid technological advances, and the Company's position in these markets depends largely on its continued ability to develop technologically advanced and highly specialized products. Although the Company believes it is an industry technology leader and directs a significant amount of its time and resources toward maintaining its technological competitive advantage, there is no assurance that the Company will be technologically competitive in the future, or that the Company will continue to develop new products that are technologically competitive.

PLUMBING AND INDUSTRIAL COMPONENTS OPERATIONS

  The Company's operations also include its plumbing hardware, advanced composites and specialty adhesive tape businesses. The plumbing hardware business has not performed well in recent years and the Company is evaluating its options with respect to that business. The advanced composite business designs and manufactures reinforced engineered plastics used in the wireless communications industry, as well as aerospace and commercial markets. Although the Company is not satisfied with the growth or profitability levels of its advanced composite business, the Company is encouraged by the product and market opportunities being developed by this business. In addition, there are product, manufacturing and market synergies between the advanced composite business and the Company's printed circuit materials business which the Company finds attractive. The specialty adhesive tape business, which, among other things, designs and manufactures products used in the manufacture and assembly of printed circuit boards and electronic interconnect systems, has performed well in recent periods. This business is currently developing advanced electronic assembly products.

PATENTS AND TRADEMARKS

  The Company holds several patents and trademarks or licenses thereto. In the Company's opinion, some of these patents and trademarks are important to its products. Generally, however, the Company does not believe that an inability to obtain new, or to defend existing, patents and trademarks would have a material adverse effect on the Company.

EMPLOYEES

  At November 26, 1995, the Company had approximately 2,030 employees. Of these employees, 1,690 were engaged in the Company's electronic materials operations, 320 in its plumbing and industrial components operations and 20 consisted of executive personnel and general administrative staff. Approximately 10% of the Company's employees, all of whom are engaged in plumbing and industrial components operations, are subject to collective bargaining agreements. Management considers its labor relations to be satisfactory.

ENVIRONMENTAL MATTERS

  The Company is subject to stringent environmental regulation of its use, storage, treatment and disposal of hazardous materials and the release of emissions and effluents into the environment. The Company believes that it currently is in substantial compliance with the applicable federal, state and local environmental laws and regulations to which it is subject and that continuing compliance therewith will not have a material effect on its capital expenditures, earnings or competitive position. The Company does not currently anticipate making material capital expenditures for environmental control facilities for its existing manufacturing operations during the remainder of its current fiscal year or its succeeding fiscal year. However, developments such as the enactment or adoption of even more stringent environmental laws and regulations, could conceivably result in substantial additional costs to the Company.

  The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties for a number of hazardous waste disposal sites or other potentially contaminated areas. Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency are jointly and severally liable for the cost of cleanup unless the EPA or such agency agrees otherwise. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at the waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains a very effective and comprehensive environmental compliance program. Management believes the ultimate disposition of known environmental matters will not have a material adverse effect upon the Company.

LEGAL PROCEEDINGS

  There are no material pending legal proceedings to which the Company is a party or to which any of its properties is subject.

                                  MANAGEMENT

  The executive officers of the Company are as follows:

                      NAME                             TITLE(S)              AGE
                      ----                             --------              ---
      Jerry Shore......................... Chairman of the Board, Chief      70
                                            Executive Officer, President and
                                            a Director
      Brian E. Shore...................... President Elect and a Director    44
      E. Philip Smoot..................... Executive Vice President and a    58
                                            Director
      Paul R. Shackford................... Vice President, Chief Financial   45
                                            Officer, Secretary and Treasurer

  Jerry Shore has been the Chief Executive Officer and a Director of the Company since it was founded in 1954.

  Brian Shore has served as a Director of the Company since 1983. On January 31, 1996, he was elected President of the Company, effective March 4, 1996, the first day of the Company's next fiscal year. He has served as Executive Vice President of the Company since May 1994. He served as Vice President of the Company from January 1993 until May 1994. He also served as General Counsel of the Company from April 1988 until April 1994.

  Mr. Smoot became President of a subsidiary of the Company in 1981 and was elected a Vice President of the Company in 1985 and Executive Vice President in 1988. He has been a Director since 1988. Mr. Smoot is responsible for the Company's worldwide electronic materials operations.

  Mr. Shackford became Vice President, Chief Financial Officer, Secretary and Treasurer of the Company in August 1995. Prior to that time, he served as Executive Vice President, Chief Financial Officer and Assistant Secretary of Equitable Bag Co., Inc. ("Equitable") from January 1993 and also as Treasurer from June 1993 and as Secretary from June 1994. From January 1991 to December 1992, he was Vice President--Finance and Chief Financial Officer of Equitable.

  There are no family relationships between the directors or executive officers of the Company, except that Brian Shore is the son of Jerry Shore.

  The term of office of each executive officer of the Company expires upon the election and qualification of his successor.

                              SELLING SHAREHOLDER

  The sale of the shares of Common Stock offered by Jerry Shore would be the first significant sale of shares by him since 1964. Mr. Shore founded the Company on March 31, 1954. Mr. Shore intends to remain a significant shareholder of the Company and, in connection with the sale of the shares of Common Stock offered hereby, has agreed with the Underwriters not to offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition or purchase by any person at any time in the future of), any shares of Common Stock (other than the shares of Common Stock being offered hereby), without the prior written consent of Lehman Brothers Inc., for a period of one year from the date of this Prospectus, subject to certain exceptions for gifts of shares of Common Stock and shares of Common Stock which have been pledged to secure one or more loans. The Company believes that Mr. Shore will remain the Company's largest shareholder upon completion of the sale of his shares of Common Stock offered hereby.

  The following table sets forth, as of December 31, 1995 and as adjusted to reflect the sale of shares of Common Stock offered hereby, certain information regarding the beneficial ownership of Common Stock by the Selling Shareholder.

                           SHARES BENEFICIALLY          SHARES BENEFICIALLY
                             OWNED PRIOR TO                 OWNED AFTER
                          COMMON STOCK OFFERING        COMMON STOCK OFFERING
                          ---------------------------- ----------------------------
          NAME              NUMBER          PERCENT      NUMBER          PERCENT
          ----            -------------    ----------- -------------    -----------
Jerry Shore--Chairman of
 the Board, Chief
 Executive Officer,
 President and a
 Director...............      1,625,612(1)      14.0%      1,125,612(1)       9.7%

--------
(1) Includes 65,000 shares of Common Stock which Jerry Shore may acquire pursuant to options, and excludes 112,410 shares owned by a member of Jerry Shore's family, of which he disclaims beneficial ownership.

                             DESCRIPTION OF NOTES

  The Notes are to be issued under an indenture to be dated as of February 1, 1996 (the "Indenture"), between the Company and The Chase Manhattan Bank, N.A., as trustee (the "Trustee"). The Indenture will be substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following descriptions of certain provisions of the Indenture are intended as summaries only and are qualified in their entirety by reference to the Indenture, including the definitions therein of certain terms, which is incorporated herein by reference. As used in this "Description of Notes," the term "Company" means only Park Electrochemical Corp. and not its subsidiaries.

GENERAL

  The Notes will represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination," and convertible into Common Stock as described under "--Conversion." The Notes will be limited to $100,000,000 aggregate principal amount ($115,000,000 if the over-allotment option is exercised in full), will be issued in fully registered form only in denominations of $1,000 or any multiple thereof and will mature on March 1, 2006, unless earlier redeemed at the option of the Company, converted into Common Stock at the option of the holder or repurchased by the Company at the option of the holder upon a Fundamental Change (as defined in the Indenture).

  The Notes will bear interest from February 28, 1996 at the annual rate set forth on the cover page hereof, payable semi-annually on March 1 and September 1, commencing on September 1, 1996, to holders of record at the close of business on the preceding February 15 and August 15, respectively (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Fundamental Change on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date, in which case accrued interest shall be payable (unless such Note or portion thereof is converted) to the holder of the Note or portion thereof redeemed or repurchased). Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

  The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. As described below under "--Book-Entry, Delivery and Form," the Notes will be represented by one or more Global Notes registered in the name of or held by The Depository Trust Company ("Depositary") or its nominee. Payments of principal of and premium, if any, and interest on the Global Notes will be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered holder of such Global Notes. See "--Settlement and Payment."

  The Indenture will not contain any restrictions on the payment of dividends or the repurchase of securities of the Company or any financial covenants. The Indenture will contain no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "--Repurchase at Option of Holders Upon a Fundamental Change."

CONVERSION

  The holders of Notes will be entitled at any time through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued on conversion of the Notes. On conversion of a Note, accrued and unpaid interest on the principal amount of the Note being converted shall be deemed to be paid through receipt of such number of shares of Common Stock issued on such conversion as shall have a current market value (determined as provided in the Indenture) equal to the amount of such accrued and unpaid interest. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company will not be required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured.

  The right of conversion attaching to any Note may be exercised by delivery
(a) if such Note is represented by a Global Note, by book-entry transfer to the conversion agent (which will initially be the Trustee) through the facilities of the Depositary, or (b) if definitive Notes have been issued, at the specified office of a conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion, and any funds that may be required as described in the previous paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock upon conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

  The initial conversion price of $42.188 per share of Common Stock will be subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) a dividend or other distribution consisting exclusively of cash to all holders of Common Stock in an aggregate amount that, combined with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such dividend or other distribution; and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that together with (X) any cash and the fair market value of any other consideration payable in any other tender offer made by the Company or any of its subsidiaries for Common Stock expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash dividends and other distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made pursuant to clause (v) above, exceeds 15% of the Company's market capitalization on the expiration of such tender offer.

  Subject to the rights of holders of Notes described below under "Repurchase at Option of Holders Upon a Fundamental Change," in the case of (i) any reclassification or change of the Common Stock or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares).

  In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

  The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount in any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

  No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY THE COMPANY

  The Notes will not be redeemable at the option of the Company prior to March 1, 1999. At any time on or after that date, the Notes may be redeemed at the Company's option on at least 15 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to the date fixed for redemption; provided that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

  If redeemed during the 12-month period beginning March 1:

                                               REDEMPTION
            YEAR                                 PRICE
            ----                               ----------
            1999..............................   102.75%
            2000..............................   101.25%
            2001 and thereafter...............   100.00%

  If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in an aggregate principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

  No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A FUNDAMENTAL CHANGE

  The Indenture will provide that if a Fundamental Change (as defined in the Indenture) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "repurchase date") that is 40 calendar days after the date of the Company Notice (as defined in the Indenture), for cash at a price (expressed as a percentage of the principal amount) equal to (i) 103% if the repurchase date is during the 12-month period beginning March 1, 1996, (ii) 102% if the repurchase date is during the 12-month period beginning March 1, 1997, (iii) 101% if the repurchase date is during the 12-month period beginning March 1, 1998 and thereafter at the redemption price set forth under "--Optional Redemption by the Company" which would be applicable to a redemption at the option of the Company on the repurchase date, together with accrued interest, if any (the "repurchase price"). In each case, the Company shall also pay accrued interest on the repurchased Notes to, but excluding, the repurchase date; provided that, if such repurchase date is March 1 or September 1, then the interest payable on such date shall be paid to the holder of record of the Note on the next preceding February 15 or August 15.

  The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the Common Stock shall be exchanged for, be converted into, be acquired for, or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock which is (or, upon consummation of or immediately following such transaction or event, will be) listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotation of securities prices.

  Within 15 calendar days after the occurrence of a Fundamental Change, the Company will be obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Fundamental Change and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in The City of New York. To exercise the repurchase right, a holder of Notes must deliver, on or before the 30th day after the date of the Company Notice, irrevocable written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right together with the Notes (if such Note is represented by a Global Note, by book-entry transfer to the conversion agent through the facilities of the Depositary) with respect to which the right is being exercised, duly endorsed for transfer. The submission of such notice together with such Notes pursuant to the exercise of a repurchase right will be irrevocable on the part of the holder (unless the Company fails to repurchase the Notes on the repurchase date) and the right to convert such Notes will expire upon such submission.

  The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the repurchase rights of holders of Notes in the event of a Fundamental Change. The repurchase rights of the holders of Notes could discourage a potential acquirer of the Company. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

  The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Fundamental Change, but that would substantially increase the amount of Senior Indebtedness outstanding at such time. The payment of the Fundamental Change repurchase price on the Notes is subordinated to the prior payment of Senior Indebtedness as described under "--Subordination" below.

SUBORDINATION

  The indebtedness evidenced by the Notes is, to the extent provided in the Indenture, subordinate to the prior payment in full of all Senior Indebtedness (as defined). During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, no payment of principal of or premium, if any, or interest on the Notes (including, but not limited to, the redemption price or repurchase price with respect to the Notes) shall be made by the Company. Moreover, in the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full of all obligations in respect of such Senior

Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will further require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, and premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness.

  By reason of the subordination provisions described above, in the event of the Company's liquidation or dissolution, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an Event of Default under the Indenture.

  Subject to the qualifications described below, the term "Senior Indebtedness" means the principal of, and premium, if any, and interest on (including any interest accruing after the filing of a petition by or against the Company under any bankruptcy law), and any other payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred or created:

    (a) All indebtedness of the Company for money borrowed (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of the Company which is (i) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (ii) existing on property at the time of acquisition thereof);

    (b) All indebtedness of the Company evidenced by notes, debentures, bonds or other securities (including but not limited to those which are convertible or exchangeable for securities of the Company);

    (c) All indebtedness of the Company due and owing with respect to letters of credit (including, but not limited to, reimbursement obligations with respect thereto);

    (d) All lease obligations of the Company which are capitalized on the books of the Company in accordance with generally accepted accounting principles and all lease obligations of the Company under any lease or related document (including a purchase agreement) which provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property;

    (e) All indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities available to the Company;

    (f) All indebtedness consisting of obligations of the Company due and payable under interest rate and currency swaps, floors, caps or other similar arrangements intended to fix interest rate obligations or hedge foreign currency exposure;

    (g) All indebtedness of others of the kinds described in any of the preceding clauses (a), (b), (c), (e) or (f) and all lease obligations of the kind described in the preceding clause (d) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise, and all obligations of the Company under such guarantee or other arrangements;

    (h) All amounts due to the Trustee under Section 8.6 of the Indenture;
  and

    (i) All renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness of the kinds described in any of the preceding clauses (a), (b), (c), (e), (f), (g) or (h) and all renewals or extensions of lease obligations of the kinds described in any of the preceding clauses (d) or (g);

unless in the case of any particular indebtedness, lease, renewal, extension, refunding, amendment, modification or supplement, the instrument, lease or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, refunding, amendment, modification or supplement is not superior in right of payment to, or on a parity with, the Notes.

Notwithstanding the foregoing, Senior Indebtedness shall not include (i) any indebtedness or lease obligations of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company, and (ii) indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business.

  In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

  The Notes are obligations of the Company. Because the operations of the Company currently are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, may be dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans, or other payments of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

  Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company and would be subject to judicial power to subordinate the Company's claim to those of other creditors of such subsidiary in certain cases.

  As of November 26, 1995, the Company had no outstanding obligations or liabilities which would have constituted Senior Indebtedness. In addition, as of November 26, 1995, subsidiaries of the Company had outstanding an aggregate of approximately $56 million of liabilities (excluding intercompany liabilities, deferred taxes on income and commitments, contingencies and other liabilities of the types not required to be reflected as liabilities on the balance sheets of such subsidiaries prepared in accordance with generally accepted accounting principles). The amounts of Senior Indebtedness and such liabilities of subsidiaries may change in the future. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness or other liabilities which any subsidiary of the Company can create, incur, assume or guarantee.

  The Company will be obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT AND REMEDIES

  An Event of Default will be defined in the Indenture as being default in payment of the principal of, or premium, if any, on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture; default for 30 days in payment of any installment of interest on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture; default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture; default in the payment of the repurchase price in respect of the Notes on the repurchase date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture; failure of the Company or any Significant Subsidiary (as defined in the Indenture) to make any payment at maturity, including any applicable grace period, in respect of indebtedness, which term as used in the Indenture means obligations (other than non-recourse obligations) of, or guaranteed or assumed by, the Company or any Significant Subsidiary for borrowed money in excess of $25,000,000 and continuance of such failure for 60 days after notice; a default with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $25,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for 60 days after notice; or certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

  The Indenture will provide that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest and premium, if any, on and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding.

  The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

  The Indenture will provide that the Company shall promptly notify the Trustee of the occurrence of any Event of Default and shall annually provide the Trustee with a certificate stating whether or not the Company knows the existence of any default or Event of Default.

MODIFICATIONS OF THE INDENTURE

  The Indenture will contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of all Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption or repurchase thereof, change the obligation of the Company to repurchase any Note upon the happening of a Fundamental Change in a manner adverse to the holders of the Notes, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes outstanding.

SATISFACTION AND DISCHARGE

  The Company may discharge its obligations under the Indenture while Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.

BOOK-ENTRY, DELIVERY AND FORM

  Upon issuance, the Notes will be represented by a Global Note or Notes. Each Global Note will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Except under the limited circumstances described below, Global Notes will not be exchangeable for definitive certificated Notes.

  Ownership of beneficial interests in a Global Note will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such Global Note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Note. Ownership of beneficial interests in such Global Note by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The Depositary has no knowledge of the actual beneficial owners of the Notes. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such Global Note.

  Payment of principal of and premium, if any, and interest on Notes represented by a Global Note registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered holder of the Global Note representing such Notes. The Company has been advised by the Depositary that upon receipt of any payment of principal of or premium, if any, or interest on a Global Note, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown in the records of the Depositary. Payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of such participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

  None of the Company, the Trustee or any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records of the Depositary, any nominee or any participant relating to, or payments made on account of, beneficial interests in a Global Note or for maintaining, supervising or reviewing any of the records of the Depositary, any nominee or any participant relating to such beneficial interests.

  A Global Note is exchangeable for definitive Notes registered in the name of, and a transfer of a Global Note may be registered to, any person other than the Depositary or its nominee, only if:

    (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act; or

    (b) the Company in its sole discretion determines that such Global Note shall be exchangeable for definitive Notes in registered form.

  Any Global Note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount as the Global Note, in denominations of $1,000 and integral multiples thereof. Such definitive Notes will be registered in the name or names of such persons as the Depositary shall instruct the Trustee. The principal, premium, if any, and interest with respect to definitive Notes will be payable, the transfer of the definitive Notes will be registrable, the definitive Notes will be exchangeable, and the definitive Notes may be presented for conversion, at the office or agency of the Company maintained for such purposes, which shall initially be the Corporate Trust Office of the Trustee located in the Borough of Manhattan, The City of New York. In addition, payment of interest on definitive Notes may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the Note register. Interest payable to any holder of such Notes having an aggregate principal amount in excess of $5,000,000 shall, at the election of such holder in writing to the Trustee at least 10 days prior to the date of payment, be paid by wire transfer in immediately available funds.

  The Company will not be required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the date of the mailing of a notice of redemption and ending at the close of business on the date of such mailing, or (ii) to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part.

  Except as provided above, owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders thereof for any purpose under the Indenture, and no Global Note shall be exchangeable except for another Global Note of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such Global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Global Note.

  The Company understands that, under existing industry practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such Global Note desires to give or take any action that a holder is entitled to give or take under the Notes, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made in immediately available funds. So long as the Notes are represented by a Global Note or Notes, all payments of principal, premium, if any, and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. So long as the Notes are represented by a Global Note or Notes registered in the name of the Depositary or its nominee, the Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Notes.

GOVERNING LAW

  The Indenture and Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of laws principles.

CONCERNING THE TRUSTEE

  The Chase Manhattan Bank, N.A., the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent and registrar with regard to the Notes. The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide the Company with banking and financial services in the ordinary course of their business.

  In case an Event of Default shall occur (and shall not be cured) and holders of the Notes have notified the Trustee, the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description of the Company's capital stock is not intended to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and By-laws and the Rights Agreement (as defined below), included as exhibits to the Registration Statement of which this Prospectus forms a part, and to the New York Business Corporation Law ("BCL").

  The Company has two classes of authorized capital stock: Common Stock, par value $.10 per share, of which the Company is authorized to issue 30,000,000 shares, and Preferred Stock, par value $1.00 per share, of which the Company is authorized to issue 500,000 shares.

COMMON STOCK

  At November 26, 1995, approximately 11,544,064 shares of Common Stock were outstanding, and options to purchase an aggregate of approximately 523,068 shares of Common Stock were also outstanding.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, the holders of more than 50% of the shares can elect all of the directors being elected in any election. Under New York law, the approval of the holders of two-thirds of all outstanding stock is required to effect a merger of the Company or the disposition of all or substantially all the Company's assets. A majority vote is sufficient for certain other actions that require the vote or concurrence of shareholders.

  The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, subject to the prior payment of all dividends due on any outstanding Preferred Stock. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive, pro rata, all assets remaining available for distribution to shareholders, subject to any rights of the holders of any outstanding Preferred Stock. The shares of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The Common Stock currently outstanding is, and the Common Stock to be issued upon conversion of the Notes will be, fully paid and, except as described in the next sentence, non-assessable. Section 630 of the BCL provides that in the event no shares of the Company are listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest shareholders of the Company are jointly and severally liable for all debts, wages or salaries due and owing to any of its laborers, servants or employees for services performed by them for the Company.

  The Common Stock is listed and trades on the NYSE under the symbol "PKE". The Common Stock also trades on the Midwest Stock Exchange.

  The Transfer Agent and Registrar for the Common Stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

PREFERRED STOCK AND PREFERRED STOCK PURCHASE RIGHTS

  The Preferred Stock is issuable in such series and with such designations, full or limited voting rights, redemption provisions, dividend rates, liquidation and conversions rights and other preferences and limitations as may be determined by the Board of Directors, without shareholder approval. No shares of Preferred Stock have been issued and, as described below, one series of Preferred Stock has been established.

  The Board of Directors effected a distribution of one preferred stock purchase right (collectively the "Rights") per outstanding share of Common Stock held of record on February 15, 1989 or issued thereafter and prior to the Distribution Date (as defined below). Each Right entitles the holder thereof to purchase from the Company one one-hundredth (1/100th) of a share of Series A Preferred Stock of the Company, $1.00 par value per share (the "Series A Preferred Stock"), at a price of $75.00 (the "Purchase Price") per each one one-hundredth of such share. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of July 12, 1995 (the "Rights Agreement"), between the Company and Registrar and Transfer Company, as Rights Agent. The provisions of the Rights Agreement are incorporated herein by reference, and the statements made below are qualified in their entirety by such reference. Capitalized terms not defined herein have the respective meanings provided in the Rights Agreement.

  Until the Distribution Date (as defined in the Rights Agreement), the Rights are not exercisable and shall be evidenced only by certificates representing the shares of Common Stock. The term "Distribution Date" means the earlier of
(i) the tenth day after the date of the first public announcement by the Company or a Person that such Person, other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company or certain other persons (including the Selling Shareholder) alone or together with Affiliates and Associates (an "Acquiring Person"), has become the Beneficial owner of 15% (or 25% in the case of the Selling Shareholder and certain other persons) or more of the then outstanding shares of Common Stock or (ii) the tenth Business Day (or such later date as may be determined by the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement of, or public announcement of the intent to commence, a tender or exchange offer by any Person, other than the Company, any Subsidiary of the Company and certain other persons (including the Selling Shareholder), for 15% or more of the then outstanding shares of Common Stock.

  In the event that any Person should become an Acquiring Person, each holder of a Right, other than the Rights of an Acquiring Person (which will become void), shall thereafter have a right to receive, upon exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is then exercisable, and in lieu of shares of Series A Preferred Stock, such number of shares of Common Stock of the Company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is then exercisable and (y) dividing that product by 50% of the then current per share market price of the Common Stock of the Company. If after a Person becomes an Acquiring Person, the Company engages or becomes obligated to engage in any of certain business combination transactions as specified in the Rights Agreement, the Company will take all action to ensure that, and will not consummate any such business combination, unless the terms of such transaction provide that, each holder of a Right, other than Rights of an Acquiring Person (which will become void), shall have the right to receive, upon the exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is then exercisable, and in lieu of shares of Series A Preferred Stock, such number of shares of common stock of the other party to such transaction as shall equal the result obtained by (A) multiplying the then current Purchase Price by the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is then exercisable and (B) dividing that product by 50% of the then current per share market price of the shares of common stock of the other party.

  The Rights Agreement provides that the Board of Directors may amend the Rights Agreement or redeem the Rights prior to the time any person becomes an Acquiring Person. In addition, after any Person becomes an Acquiring Person, but before any Person becomes the beneficial owner of 50% or more of the Common Stock outstanding, the Board of Directors may exchange all or part of the Rights for shares of Common Stock at a one-for-one exchange ratio.

  The Rights (and the Rights Certificates, if issued) shall expire on July 12, 2005 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as provided in the Rights Agreement. If shares of Series A Preferred Stock are issued, holders of shares of Series A Preferred Stock are entitled to cumulative quarterly dividends equal to 5% of the liquidation value of $100.00 per share of the Series A Preferred Stock in preference to any dividends paid to holders of the Common Stock. Holders of shares of Series A Preferred Stock are not entitled to vote on any matter, except as otherwise provided by law. Upon liquidation, holders of shares of Series A Preferred Stock are entitled to a liquidation preference equal to the greater of $100.00 per share or 100 times the amount distributable per share of Common Stock.

CERTAIN BY-LAW PROVISIONS

  The Company's By-Laws contain a provision that provides that special meetings of shareholders of the Company may be called by the Chairman of the Board of Directors, the President or the Secretary of the Company at the request of shareholders owning of record at least 80% of the outstanding shares of stock entitled to vote at the special meeting. Another provision provides that at any special meeting of shareholders any director or directors may be removed from office only for cause.

  In addition, the Company's By-Laws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a shareholder before an annual meeting of shareholders and providing for certain procedures to be followed by shareholders in bringing business before an annual meeting or nominating persons for election to the Board of Directors. Generally, such advance notice provisions require the shareholder to give written notice to the Company's Secretary not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders, or if the annual meeting is called for a date not within 30 days before or after the anniversary date, notice by the shareholder must be received not later than the close of business on the tenth day following the earlier of the day on which public notice of the date of the annual meeting was mailed or the date public disclosure of such date was made. The notice from the shareholder must set forth specific information regarding any shareholder business and director nominee, as described in the By-Laws.

NEW YORK ANTI-TAKEOVER LAW

  Section 912 of the BCL regulates "business combinations," a term covering a broad range of transactions between "resident domestic corporations" (as defined, which term would include the Company) and an interested shareholder, which is defined as any person beneficially owning 20% or more of the outstanding voting stock of the resident domestic corporation or any affiliate or associate of such person. Under the statute, a resident domestic corporation may not engage in any business combination with any interested shareholder, unless (a) if the business combination is to occur within five years of the date the shareholder acquired 20% or more ownership, either the business combination or the stock acquisition was approved by the Board of Directors, prior to the date the interested shareholder first attained 20% ownership (the "Stock Acquisition Date"), or (b) the business combination is approved by a majority of outstanding voting stock (not including shares owned by the interested shareholder), which approval may not be effectively given until at least five years after the Stock Acquisition Date, or (c) the business combination occurs after five years after the interested shareholder's Stock Acquisition Date and the consideration paid to the non-interested shareholders meets certain conditions imposed by Section 912. The restrictions imposed by Section 912 will not apply to a corporation that amends its by-laws by the affirmative vote of a majority of its outstanding voting stock (not including shares owned by the interested shareholder) to "opt out" of Section 912; however, an amendment will not be effective for 18 months after the vote and will not apply to any business combination where the Stock Acquisition Date precedes the amendment. At this time, the Company will not seek to "opt out" of Section 912 and, therefore, the restrictions imposed by Section 912 will apply to the Company.

LIMITATIONS ON CHANGES IN CONTROL

  Certain of the provisions described above could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management or discouraging other persons from making a tender offer for, or acquisitions of, shares of the Common Stock. This could have the incidental effect of inhibiting changes in management and also may affect the market price of the Common Stock .

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain material United States federal income tax considerations relevant to initial holders of the Notes and shares of Common Stock issuable upon conversion of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes or acquire shares of Common Stock on conversion of Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, persons that will hold the Notes as a position in a "straddle" or as part of a hedging or "conversion" transaction for tax purposes, tax-exempt organizations and non-United States holders of Notes, may be subject to special rules. In addition, this discussion is limited to persons who purchase the Notes pursuant to this Prospectus, who hold the Notes or shares of Common Stock issued on conversion of the Notes as a "capital asset" within the meaning of Section 1221 of the Code and who are United States holders of Notes. For purposes of this discussion, United States holders of Notes are holders of Notes who are (i) citizens or residents of the United States, (ii) domestic corporations, or
(iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of income and gain from the Notes and Common Stock. A non-United States holder of Notes is any holder of Notes that is not a United States holder of Notes.

  ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE SHARES OF COMMON STOCK ISSUABLE ON CONVERSION OF THE NOTES. PURCHASERS OF SHARES OF COMMON STOCK IN THE OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SUCH SHARES OF COMMON STOCK.

PAYMENTS OF INTEREST

  Interest on a Note will generally be taxable to a holder as ordinary income at the time it is paid or accrued in accordance with the holder's method of accounting for tax purposes.

CONVERSION OF NOTES INTO COMMON STOCK

  In general, no gain or loss will be recognized for income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion (other than shares of Common Stock received as payment of accrued interest) will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The adjusted basis of shares of Common Stock received as payment of accrued interest will equal the amount of such accrued interest. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held. Any interest deemed paid to a holder of Notes in connection with a conversion will be taxable as ordinary income.

  The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current earnings and profits as of the end of the taxable year to which such constructive distribution relates and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current earnings and profits as of the end of the taxable year to which constructive distribution relates and/or accumulated earnings and profits.

MARKET DISCOUNT

  Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions, such as gifts. Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

DISTRIBUTIONS ON COMMON STOCK

  Distributions on the Common Stock into which Notes have been converted will be taxable as dividends to the extent of the Company's current and/or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends may be eligible for the dividends-received deduction in the case of holders which are domestic corporations, subject to applicable limitations.

  To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Common Stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the Common Stock), and the balance in excess of adjusted basis will be taxed as capital gain.

DISPOSITION OF NOTES OR COMMON STOCK

  Subject to the discussion above under "--Conversion of Notes into Common Stock," each holder of Notes generally will recognize gain or loss upon the sale, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "--Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor. Any payment of interest received by a holder in connection with a redemption, repurchase, retirement or other disposition will be taxed as ordinary income.

BACKUP WITHHOLDING

  A holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding, or (v) does not certify its foreign or other exempt status. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

  The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" required to be reported by the Company under U.S. Treasury Regulations for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                                 UNDERWRITING

  Lehman Brothers Inc., Needham & Company, Inc. and Robertson, Stephens & Company LLC (the "Underwriters"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement for the Notes (the "Notes Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate principal amount of Notes set forth opposite the name of such Underwriter below:

                                                                    PRINCIPAL
   UNDERWRITERS                                                  AMOUNT OF NOTES
   ------------                                                  ---------------
   Lehman Brothers Inc..........................................  $ 33,334,000
   Needham & Company, Inc.......................................    33,333,000
   Robertson, Stephens & Company LLC............................    33,333,000
                                                                  ------------
     Total......................................................  $100,000,000
                                                                  ============

  The Underwriters have severally agreed, subject to the terms and conditions of the Underwriting Agreement for the shares of Common Stock (the "Common Stock Underwriting Agreement"; together with the Notes Underwriting Agreement, the "Underwriting Agreements"), to purchase from the Selling Shareholder, and the

Selling Shareholder has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such Underwriter below:

   UNDERWRITERS                                                 NUMBER OF SHARES
   ------------                                                 ----------------
   Lehman Brothers Inc.........................................     166,700
   Needham & Company, Inc......................................     166,650
   Robertson, Stephens & Company LLC...........................     166,650
                                                                    -------
     Total.....................................................     500,000
                                                                    =======

  In the Underwriting Agreements, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby (other than those offered pursuant to the over-allotment option described below) or all of the shares of Common Stock offered hereby, as the case may be, if any such securities are purchased. In the event of default by any Underwriter, each Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or such Underwriting Agreement may be terminated.

  The offering of the Notes and the offering of the shares of Common Stock are not contingent upon each other.

  The Company has been advised that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (which may include the Underwriters) at such public offering price less a concession not to exceed 1.65% of the principal amount of such Notes. The Underwriters may allow and such dealers may reallow a concession not to exceed .25% of the principal amount of such Notes to certain other dealers. After the initial offering of the Notes to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed.

  The Company and the Selling Shareholder have been advised that the Underwriters propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (which may include the Underwriters) at such public offering price less a concession not to exceed $.55 per share. The Underwriters may allow and such dealers may reallow a concession not to exceed $.10 per share to certain other dealers. After the initial offering of the shares of Common Stock to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed.

  The Notes are a new issue of securities. The Notes have been approved for listing on the NYSE. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has granted the Underwriters an option to purchase, in the aggregate, up to an additional $15,000,000 principal amount of Notes at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase an additional amount of Notes proportionate to such Underwriter's initial commitment as indicated in the table above.

  The Company has agreed in the Notes Underwriting Agreement, and the Company and the Selling Shareholder have agreed in the Common Stock Underwriting Agreement, to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has agreed not to register for sale, offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or which could be expected to result in the disposition or purchase by any person at any time in the future of), any debt securities of the Company with maturities longer than one year (other than the Notes being offered hereby) or any shares of Common Stock, any securities convertible into or exercisable or exchangeable for Common Stock, or any rights to acquire Common Stock, without the prior written consent of Lehman Brothers Inc., for a period of 90 days from the date of this Prospectus; provided, however, that such restriction shall not affect the ability of the Company or its subsidiaries to take any such actions (i) in connection with any employee benefit or incentive plan of the Company or (ii) in connection with the offering of the Notes made hereby or the conversion thereof. The Selling Shareholder has agreed not to offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or which could be expected to result in the disposition or purchase by any person at any time in the future of), any shares of Common Stock (other than shares of the Common Stock being offered hereby), without the prior written consent of Lehman Brothers Inc., for a period of one year from the date of this Prospectus, subject to certain exceptions for gifts of shares of Common Stock and shares of Common Stock which have been pledged to secure one or more loans. In addition, certain of the Company's other officers and directors have agreed not to offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or which could be expected to result in the disposition or purchase by any person at any time in the future of), any shares of Common Stock for a period of 90 days from the date of this Prospectus, without the prior written consent of Lehman Brothers Inc.

                                 LEGAL MATTERS

  The validity of the Notes and the shares of Common Stock offered by this Prospectus is being passed on for the Company by the Law Offices of Brian W Pusch, New York, New York, special counsel to the Company. Brian W. Pusch owns 760 shares of Common Stock. Certain legal matters are being passed on for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

  The consolidated financial statements of Park Electrochemical Corp. as of February 26, 1995 and February 27, 1994 and for the two years then ended included in the Registration Statement of which this Prospectus forms a part, and the financial statement schedule for the two years then ended incorporated by reference in the Registration Statement of which this Prospectus forms a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports accompanying such consolidated financial statements and such financial statement schedule. The consolidated financial statements of Park Electrochemical Corp. for the year ended February 28, 1993 included in the Registration Statement of which this Prospectus forms a part, and the financial statement schedule for the year then ended incorporated by reference in the Registration Statement of which this Prospectus forms a part, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports accompanying such financial statements and such financial statement schedule and, in the case of such consolidated financial statements, include the financial statements of certain wholly-owned subsidiaries of the Company which have been audited by Arthur Andersen, independent auditors, as set forth in their reports accompanying such financial statements. Such consolidated financial statements and such financial statement schedules are included and incorporated herein in reliance on such reports given on the authority of such firms as experts in accounting and auditing.

                           PARK ELECTROCHEMICAL CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Reports of Independent Auditors............................................ F- 2
Consolidated Balance Sheets................................................ F- 7
Consolidated Statements of Earnings........................................ F- 8
Consolidated Statements of Stockholders' Equity............................ F- 9
Consolidated Statements of Cash Flows...................................... F-10
Notes to Consolidated Financial Statements................................. F-11

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Park Electrochemical Corp. Lake
 Success, New York

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of February 27, 1994 and February 26, 1995 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1994 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park Electrochemical Corp. and subsidiaries as of February 27, 1994 and February 26, 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Ernst & Young LLP

New York, New York
April 17, 1995

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Park Electrochemical Corp. Lake
 Success, New York

We have audited the accompanying consolidated statements of earnings, stockholders' equity, and cash flows of Park Electrochemical Corp. and subsidiaries for the year ended February 28, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. We did not audit the financial statements relating to certain wholly-owned subsidiaries, which statements reflect total net sales constituting 9.8% of consolidated total net sales for the fiscal year ended February 28, 1993. Such financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of such other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Park Electrochemical Corp. and subsidiaries for the year ended February 28, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 14, the accompanying consolidated financial statements for the year ended February 28, 1993 have been restated.

Deloitte & Touche LLP

New York, New York
May 7, 1993
(October 8, 1993 as to Note 14)

                              REPORT OF AUDITORS

Board of Directors and Shareholders
 Park Electrochemical Corp.
 Lake Success, New York

We have audited the balance sheet of New England Laminates (UK) Limited (a wholly-owned United Kingdom subsidiary of Park Electrochemical Corp.) as of February 28, 1993 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements (which are not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of New England Laminates (UK) Limited as of February 28, 1993 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Arthur Andersen
Chartered Accountants and Registered Auditors

Manchester, England
May 1, 1993

                              REPORT OF AUDITORS

Board of Directors and Shareholders
 Park Electrochemical Corp.
 Lake Success, New York

We have audited the balance sheet of Tweedbank P.C.B. Supplies Limited (a wholly-owned United Kingdom subsidiary of Park Electrochemical Corp.) as of February 28, 1993 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements (which are not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Tweedbank P.C.B. Supplies Limited as of February 28, 1993 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Arthur Andersen
Chartered Accountants and Registered Auditors

Manchester, England
May 1, 1993

                              REPORT OF AUDITORS

Board of Directors and Shareholders
 Park Electrochemical Corp.
 Lake Success, New York

We have audited the balance sheet of Technocharge Limited (a wholly-owned United Kingdom subsidiary of Park Electrochemical Corp.) as of February 28, 1993 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements (which are not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Technocharge Limited as of February 28, 1993 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Arthur Andersen
Chartered Accountants and Registered Auditors

Manchester, England
May 1, 1993

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                                         FEBRUARY 27, FEBRUARY 26, NOVEMBER 26,
                                             1994         1995         1995
                                         ------------ ------------ ------------
                                                                   (UNAUDITED)
                 ASSETS
Current assets:
 Cash and cash equivalents..............   $ 14,135     $ 30,803     $ 20,153
 Marketable securities (Note 2).........     23,918       15,107       22,392
 Accounts receivable, less allowance for
  doubtful accounts of $2,673 in fiscal
  1994, $2,490 in fiscal 1995 and $1,986
  in fiscal 1996........................     28,904       33,172       45,367
 Inventories (Note 3)...................     16,144       16,181       24,770
 Prepaid expenses and other current
  assets (Note 7).......................      2,738        3,057        3,844
                                           --------     --------     --------
  Total current assets..................     85,839       98,320      116,526
Property, plant and equipment--at cost,
 less accumulated depreciation and
 amortization (Note 4)..................     51,398       61,427       74,187
Other assets (Notes 6, 7 and 10)........      3,513        2,304        1,893
                                           --------     --------     --------
  Total.................................   $140,750     $162,051     $192,606
                                           ========     ========     ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Bank loans payable.....................   $     78     $    --      $    --
 Accounts payable.......................     24,443       24,616       36,255
 Accrued liabilities (Note 5)...........     12,487       15,844       16,180
 Income taxes payable...................      2,964        2,825        4,336
                                           --------     --------     --------
  Total current liabilities.............     39,972       43,285       56,771
Long-term debt (Note 6).................     32,861           23          --
Deferred income taxes (Note 7)..........      4,772        5,243        5,773
Deferred pension liability (Note 10)....      1,691        1,452        1,452
Commitments and contingencies (Notes 10
 and 11)................................
Stockholders' equity (Notes 6, 8, 9, 10
 and 15):
 Preferred stock, $1 par value per
  share--authorized, 500,000 shares;
  issued, none..........................        --           --           --
 Common stock, $.10 par value per
  share--authorized, 15,000,000 shares
  in fiscal 1994 and 1995 and 30,000,000
  shares in fiscal 1996; issued,
  10,407,650 shares in fiscal 1994 and
  13,580,018 shares in fiscal 1995 and
  1996..................................      1,041        1,358        1,358
 Additional paid-in capital.............     17,444       50,728       50,814
 Retained earnings......................     57,098       72,216       87,775
 Currency translation adjustments.......        177        1,545        1,744
 Pension liability adjustment...........     (1,148)        (972)        (972)
 Unrealized losses on investments.......        --          (139)         (17)
                                           --------     --------     --------
                                             74,612      124,736      140,702
 Less treasury stock, at cost, 2,301,284
  shares in fiscal 1994, 2,136,416
  shares in fiscal 1995, and 2,035,954
  shares in fiscal 1996.................    (13,158)     (12,688)     (12,092)
                                           --------     --------     --------
  Total stockholders' equity............     61,454      112,048      128,610
                                           --------     --------     --------
  Total.................................   $140,750     $162,051     $192,606
                                           ========     ========     ========

                See notes to consolidated financial statements.

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      52 WEEKS ENDED                 NINE MONTHS ENDED
                          -------------------------------------- -------------------------
                          FEBRUARY 28, FEBRUARY 27, FEBRUARY 26, NOVEMBER 27, NOVEMBER 26,
                              1993         1994         1995         1994         1995
                          ------------ ------------ ------------ ------------ ------------
                                                                        (UNAUDITED)
Net sales...............    $175,176     $208,410     $253,022     $186,398     $227,215
Cost of sales...........     149,145      168,175      196,917      145,857      175,892
                            --------     --------     --------     --------     --------
Gross profit............      26,031       40,235       56,105       40,541       51,323
Selling, general and
 administrative.........      22,865       25,930       29,995       21,976       25,799
                            --------     --------     --------     --------     --------
Profit from operations..       3,166       14,305       26,110       18,565       25,524
                            --------     --------     --------     --------     --------
Other income (expense):
Interest expense (Note
 6).....................      (2,058)      (2,407)        (431)        (417)         --
  Other income, net
   (Note 2).............       1,967          947        1,822        1,225        1,683
                            --------     --------     --------     --------     --------
    Total other income
     (expense)..........         (91)      (1,460)       1,391          808        1,683
                            --------     --------     --------     --------     --------
Earnings before income
 taxes..................       3,075       12,845       27,501       19,373       27,207
Income tax provision
 (Note 7)...............         810        4,783       10,156        7,168        9,350
                            --------     --------     --------     --------     --------
Net earnings............    $  2,265     $  8,062     $ 17,345     $ 12,205     $ 17,857
                            ========     ========     ========     ========     ========
Earnings per common
 share
 (Notes 9 and 15):
  Primary...............    $    .25     $   1.01     $   1.59     $   1.14     $   1.52
                            ========     ========     ========     ========     ========
  Fully diluted.........    $    .25     $    .84     $   1.52     $   1.08     $   1.51
                            ========     ========     ========     ========     ========


                See notes to consolidated financial statements.

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                            COMMON STOCK    ADDITIONAL            CURRENCY    PENSION   UNREALIZED    TREASURY STOCK
                          -----------------  PAID-IN   RETAINED  TRANSLATION LIABILITY   LOSSES ON  -------------------
                            SHARES   AMOUNT  CAPITAL   EARNINGS  ADJUSTMENTS ADJUSTMENT INVESTMENTS  SHARES     AMOUNT
                          ---------- ------ ---------- --------  ----------- ---------- ----------- ---------  --------
Balance, March 1, 1992..  10,354,902 $1,036  $16,795   $49,498     $ 2,590    $  (365)     $ --     1,304,670  $ (7,279)
Net earnings............                                 2,265
Exchange rate changes...                                            (2,481)
Change in pension
 liability adjustment...                                                          (33)
Stock options
 exercised..............                         (63)                                                 (33,750)      188
Cash dividends..........                                (1,451)
Purchase of treasury
 stock..................                                                                                    2       --
                          ---------- ------  -------   -------     -------    -------      -----    ---------  --------
Balance, February 28,
 1993...................  10,354,902  1,036   16,732    50,312         109       (398)       --     1,270,922    (7,091)
Net earnings............                                 8,062
Exchange rate changes...                                                68
Change in pension
 liability adjustment...                                                         (750)
Stock options
 exercised..............                         184                                                  (87,250)      499
Conversion of
 debentures.............      52,748      5      528
Cash dividends..........                                (1,276)
Purchase of treasury
 stock..................                                                                            1,117,612    (6,566)
                          ---------- ------  -------   -------     -------    -------      -----    ---------  --------
Balance, February 27,
 1994...................  10,407,650  1,041   17,444    57,098         177     (1,148)       --     2,301,284   (13,158)
Net earnings............                                17,345
Exchange rate changes...                                             1,368
Change in pension
 liability adjustment...                                                          176
Market revaluation......                                                                    (139)
Stock options
 exercised..............                         696                                                 (212,700)    1,220
Conversion of
 debentures.............   3,172,368    317   32,588
Cash dividends..........                                (2,227)
Purchase of treasury
 stock..................                                                                               47,832      (750)
                          ---------- ------  -------   -------     -------    -------      -----    ---------  --------
Balance, February 26,
 1995...................  13,580,018  1,358   50,728    72,216       1,545       (972)      (139)   2,136,416   (12,688)
(Unaudited):
Net earnings............                                17,857
Exchange rate changes...                                               199
Market revaluation......                                                                     122
Stock options
 exercised..............                          86                                                 (100,476)      596
Cash dividends..........                                (2,298)
Purchase of treasury
 stock..................                                                                                   14       --
                          ---------- ------  -------   -------     -------    -------      -----    ---------  --------
Balance, November 26,
 1995...................  13,580,018 $1,358  $50,814   $87,775     $ 1,744    $  (972)     $ (17)   2,035,954  $(12,092)
                          ========== ======  =======   =======     =======    =======      =====    =========  ========

                See notes to consolidated financial statements.

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                     52 WEEKS ENDED                 NINE MONTHS ENDED
                         -------------------------------------- -------------------------
                         FEBRUARY 28, FEBRUARY 27, FEBRUARY 26, NOVEMBER 27, NOVEMBER 26,
                             1993         1994         1995         1994         1995
                         ------------ ------------ ------------ ------------ ------------
                                                                       (UNAUDITED)
Cash flows from
 operating activities:
 Net earnings..........   $   2,265    $   8,062     $ 17,345     $ 12,205     $ 17,857
 Adjustments to
  reconcile net
  earnings to net cash
  provided by operating
  activities:
 Depreciation and
  amortization.........       7,840        8,733        8,951        6,557        6,820
 Provision for doubtful
  accounts receivable..       1,904           (3)         (44)         --           --
 (Gain) loss on sale of
  marketable
  securities...........        (180)         (61)          17           17          (51)
 Provision for deferred
  income taxes.........      (1,025)         (52)         355          641          831
 Accrued interest in
  connection with
  Debenture
  conversion...........         --           --           389          389          --
 Other, net............         220          282          (89)        (194)         --
 Changes in operating
  assets and
  liabilities:
  (Increase) in
   accounts
   receivable..........      (1,154)      (2,773)      (3,536)         (96)     (12,145)
  (Increase) decrease
   in inventories......      (1,100)      (1,908)         249       (2,328)      (8,590)
  Decrease (increase)
   in prepaid expenses
   and other current
   assets..............         784           89          (77)        (541)        (834)
  (Increase) decrease
   in other assets.....      (2,138)         164           25            4         (249)
  Increase (decrease)
   in accounts
   payable.............         544        5,265         (620)       1,783       11,754
  Increase in accrued
   liabilities.........         810        3,247        3,719        2,209          248
  Increase (decrease)
   in income taxes
   payable.............         633        1,007          277         (495)       1,511
                          ---------    ---------     --------     --------     --------
   Net cash provided by
    operating
    activities.........       9,403       22,052       26,961       20,151       17,152
                          ---------    ---------     --------     --------     --------
Cash flows from
 investing activities:
 Purchases of property,
  plant and equipment,
  net..................     (10,301)      (9,627)     (17,523)     (10,787)     (19,029)
 Purchases of
  marketable
  securities...........    (288,213)    (200,404)     (11,161)     (11,018)     (20,206)
 Proceeds from sales of
  marketable
  securities...........     293,584      200,309       19,827       19,034       13,094
                          ---------    ---------     --------     --------     --------
   Net cash used in
    investing
    activities.........      (4,930)      (9,722)      (8,857)      (2,771)     (26,141)
                          ---------    ---------     --------     --------     --------
Cash flows from
 financing activities:
 Repayments of
  borrowings...........      (1,402)         (64)         (84)         (93)          (3)
 Dividends paid........      (1,451)      (1,276)      (2,227)      (1,541)      (2,298)
 Proceeds from exercise
  of stock options.....         --           683        1,499          638          682
 Purchase of treasury
  stock................         --        (6,566)        (750)         --           --
 Other.................           3          --          (100)        (100)           2
                          ---------    ---------     --------     --------     --------
   Net cash used in
    financing
    activities.........      (2,850)      (7,223)      (1,662)      (1,096)      (1,617)
                          ---------    ---------     --------     --------     --------
Increase (decrease) in
 cash and cash
 equivalents before
 effect of exchange
 rate changes..........       1,623        5,107       16,442       16,284      (10,606)
Effect of exchange rate
 changes on cash and
 cash equivalents......        (544)          22          226          (58)         (44)
                          ---------    ---------     --------     --------     --------
Increase (decrease) in
 cash and cash
 equivalents...........       1,079        5,129       16,668       16,226      (10,650)
Cash and cash
 equivalents, beginning
 of period.............       7,927        9,006       14,135       14,135       30,803
                          ---------    ---------     --------     --------     --------
Cash and cash
 equivalents, end of
 period................   $   9,006    $  14,135     $ 30,803     $ 30,361     $ 20,153
                          =========    =========     ========     ========     ========

                See notes to consolidated financial statements.

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Principles of Consolidation--The consolidated financial statements include the accounts of Park Electrochemical Corp. ("Park") and its subsidiaries (collectively, the "Company"), all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

  b. Accounting Period--The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. Fiscal years 1993, 1994 and 1995 ended on February 28, 1993, February 27, 1994 and February 26, 1995, respectively. Each fiscal year presented included 52 weeks.

  c. Marketable Securities--All marketable securities are classified as available-for-sale and carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method.

  d. Inventories--Inventories are stated at the lower of cost (first-in, first-out method) or market.

  e. Depreciation and Amortization--Depreciation and amortization are computed principally by the straight- line method over the estimated useful lives of the related assets or, with respect to leasehold improvements, the term of the lease, if shorter.

  f. Income Taxes--Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared to financial accounting purposes.

  United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $10,700,000 at February 26, 1995) of the Company's foreign subsidiaries, since it is management's practice and intent to reinvest such earnings in the operations of these subsidiaries.

  g. Foreign Currency Translation--Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at year-end exchange rates and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in stockholders' equity.

  h. Deferred Charges--Preoperating and start-up costs incurred in connection with new manufacturing facilities are deferred and included in other assets and amortized on a straight-line basis over five years.

  Costs incurred in connection with the issuance of debt financing are deferred and included in other assets and amortized on a straight-line basis over the respective debt repayment period.

  i. Consolidated Statements of Cash Flows--The Company considers all money market securities and investments with maturities at the date of purchase of 90 days or less to be cash equivalents.

  Supplemental cash flow information:

                                                         FISCAL YEAR
                                               --------------------------------
                                                  1993       1994       1995
                                               ---------- ---------- ----------
     Cash paid during the year for:
       Interest............................... $2,002,000 $2,352,000 $   42,000
       Income taxes...........................  1,072,000  3,960,000  9,712,000

  j. Interim Financial Statements--The consolidated balance sheet and statement of stockholders' equity as of November 26, 1995 and the consolidated statements of earnings and cash flows for the nine-month periods

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES ended November 27, 1994 and November 26, 1995 have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at November 26, 1995, and the results of operations and cash flows for the nine-month periods ended November 27, 1994 and November 26, 1995, have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

2. MARKETABLE SECURITIES

  The following is a summary of available-for-sale securities:

                                                GROSS      GROSS     ESTIMATED
                                              UNREALIZED UNREALIZED    FAIR
                                     COST       GAINS      LOSSES      VALUE
                                  ----------- ---------- ---------- -----------
  February 27, 1994:
  U.S. Treasury and other govern-
   ment securities............... $18,912,000  $   --     $130,000  $18,782,000
  U.S. corporate debt securi-
   ties..........................   3,000,000      --          --     3,000,000
  Other debt securities..........   2,000,000      --          --     2,000,000
                                  -----------  -------    --------  -----------
  Total debt securities..........  23,912,000      --      130,000   23,782,000
  Equity securities..............     145,000      --        9,000      136,000
                                  -----------  -------    --------  -----------
                                  $24,057,000      --     $139,000  $23,918,000
                                  ===========  =======    ========  ===========
  February 26, 1995:
  U.S. Treasury and other
   government securities......... $12,019,000  $   --     $235,000  $11,784,000
  U.S. corporate debt
   securities....................   3,000,000      --        5,000    2,995,000
                                  -----------  -------    --------  -----------
  Total debt securities..........  15,019,000      --      240,000   14,779,000
  Equity securities..............     303,000   25,000         --       328,000
                                  -----------  -------    --------  -----------
                                  $15,322,000  $25,000    $240,000  $15,107,000
                                  ===========  =======    ========  ===========

  The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective February 28, 1994. The cumulative effect of the adoption of SFAS No. 115 was not significant.

  The gross realized gains on sales of available-for-sale securities totaled $301,000 and $76,000 for 1993 and 1994, respectively, and the gross realized losses totaled $121,000, $15,000 and $17,000 for 1993, 1994 and 1995,
respectively. The net of tax adjustment to unrealized holding losses included as a separate component of stockholders' equity totaled $139,000 in 1995.

  The amortized cost and estimated fair value of the debt and marketable equity securities at February 26, 1995 by contractual maturity are shown below:

                                                                     ESTIMATED
                                                           COST     FAIR VALUE
                                                        ----------- -----------
     Due in one year or less........................... $11,002,000 $10,910,000
     Due after one year through three years............   4,017,000   3,869,000
                                                        ----------- -----------
                                                         15,019,000  14,779,000
     Equity securities.................................     303,000     328,000
                                                        ----------- -----------
                                                        $15,322,000 $15,107,000
                                                        =========== ===========

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

3. INVENTORIES

                                            FEBRUARY    FEBRUARY   NOVEMBER 26,
                                            27, 1994    26, 1995       1995
                                           ----------- ----------- ------------
                                                                   (UNAUDITED)
     Raw materials........................ $ 4,727,000 $ 5,215,000 $11,025,000
     Work-in-process......................   3,479,000   2,997,000   4,854,000
     Finished goods.......................   7,581,000   7,446,000   8,145,000
     Manufacturing supplies...............     357,000     523,000     746,000
                                           ----------- ----------- -----------
                                           $16,144,000 $16,181,000 $24,770,000
                                           =========== =========== ===========

4. PROPERTY, PLANT AND EQUIPMENT

                                                     FEBRUARY 27, FEBRUARY 26,
                                                         1994         1995
                                                     ------------ ------------
     Land, buildings and improvements............... $ 17,460,000 $ 21,353,000
     Machinery, equipment, furniture and fixtures...   88,463,000  103,822,000
                                                     ------------ ------------
                                                      105,923,000  125,175,000
     Less accumulated depreciation and
      amortization..................................   54,525,000   63,748,000
                                                     ------------ ------------
                                                     $ 51,398,000 $ 61,427,000
                                                     ============ ============

  Depreciation and amortization expense relating to property, plant and equipment amounted to $7,148,000, $8,188,000 and $8,501,000 for fiscal 1993,
1994 and 1995, respectively. Interest expense capitalized to property, plant and equipment amounted to $508,000 and $109,000 for fiscal 1993 and 1994, respectively.

5. ACCRUED LIABILITIES

                                                       FEBRUARY 27, FEBRUARY 26,
                                                           1994         1995
                                                       ------------ ------------
     Payroll and commissions.......................... $ 3,112,000  $ 4,641,000
     Taxes, other than income taxes...................   1,191,000    1,230,000
     Other............................................   8,184,000    9,973,000
                                                       -----------  -----------
                                                       $12,487,000  $15,844,000
                                                       ===========  ===========

6. LONG-TERM DEBT

                                                     FEBRUARY 27, FEBRUARY 26,
                                                         1994         1995
                                                     ------------ ------------
     7 1/4% Convertible Subordinated Debentures..... $32,852,000    $   --
     Other..........................................      71,000     29,000
                                                     -----------    -------
                                                      32,923,000     29,000
     Less current portion (included in accrued
      liabilities)..................................      62,000      6,000
                                                     -----------    -------
                                                     $32,861,000    $23,000
                                                     ===========    =======

  On June 12, 1986, the Company issued $35,000,000 principal amount of 7 1/4% Convertible Subordinated Debentures maturing on June 15, 2006 with interest payable semiannually on June 15 and December 15 of each year. The Debentures were unsecured, subordinated to bank loans payable and other long-term debt and were convertible at any time prior to maturity, or earlier redemption, into shares of the Company's common stock at

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

$10.35 per share. The Company had the option to redeem the Debentures at specified prices, plus accrued interest. On April 5, 1994, the Company announced that it had elected to redeem the Debentures on May 31, 1994. (Prior to that announcement, during the 1991 fiscal year, the Company had repurchased, in the open market, an aggregate of $1,602,000 principal amount of Debentures.) Including conversions prior to the call for redemption, $33,381,000 principal amount of Debentures were converted into 3,225,116 shares of the Company's common stock. The remaining $17,000 principal amount of Debentures not converted into common stock were redeemed on May 31, 1994. The $720,000 unamortized balance of deferred issuance costs incurred in connection with this financing was transferred from other assets to additional paid-in capital.

  As a result of the conversion and redemption of the Debentures, virtually all of the Company's long-term debt and associated interest expense has been eliminated. Furthermore, $792,000 of accrued interest expense and costs related to the conversion of these Debentures was reclassified to additional paid-in capital during fiscal 1995. If the conversion of substantially all the debentures had occurred as of the beginning of the 1995 fiscal year, the primary earnings per share for fiscal 1995 would have approximated the fully diluted earnings per share for that period.

  Foreign lines of credit totaled $5,500,000 at February 26, 1995 all of which remains available to the subsidiaries.

7. INCOME TAXES

  The income tax provision includes the following:

                                                       FISCAL YEAR
                                            ------------------------------------
                                               1993         1994        1995
                                            -----------  ----------  -----------
     Current:
       Federal............................. $ 1,650,000  $4,300,000  $ 8,798,000
       State and local.....................     185,000     535,000    1,003,000
                                            -----------  ----------  -----------
                                              1,835,000   4,835,000    9,801,000
     Deferred:
       Federal.............................    (475,000)    396,000       50,000
       State and local.....................    (160,000)   (145,000)      40,000
       Foreign.............................    (390,000)   (303,000)     265,000
                                            -----------  ----------  -----------
                                             (1,025,000)    (52,000)     355,000
                                            -----------  ----------  -----------
                                            $   810,000  $4,783,000  $10,156,000
                                            ===========  ==========  ===========

  The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

                                                                FISCAL YEAR
                                                              -----------------
                                                              1993   1994  1995
                                                              -----  ----  ----
     Statutory U.S. Federal tax rate.........................  34.0% 35.0% 35.0%
     Tax accruals no longer required......................... (16.3)  --    --
     Foreign net operating losses without tax benefit........  34.1   4.6    .5
     Foreign tax rate differentials.......................... (21.9)  (.9) (2.0)
     State and local taxes, net of Federal benefit...........   8.0   2.0   2.5
     General business credits................................ (11.0) (2.8)  (.5)
     Other, net..............................................   (.6)  (.7)  1.4
                                                              -----  ----  ----
                                                               26.3% 37.2% 36.9%
                                                              =====  ====  ====

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

  The Company has foreign net operating loss carryforwards of approximately $19,600,000 which was primarily acquired through a business combination, none of which relates to goodwill or other intangible assets. Approximately $8,500,000 of the foreign tax net operating loss carryforwards expire in varying amounts from 1996 through 1999; the remainder have an indefinite expiration.

  At February 27, 1994 and February 26, 1995 current deferred tax assets of $962,000 and $1,099,000, respectively, which are primarily attributable to reserves not currently deductible for tax purposes, are included in other current assets. Long-term deferred tax assets of $339,000 and $319,000 are net of valuation reserves of approximately $8,300,000 and $6,200,000 at February 27, 1994 and February 26, 1995, respectively, which are primarily attributable to foreign net operating loss carryforwards, are included in other assets. The long-term deferred tax liabilities consist primarily of timing differences relating to depreciation.

8. STOCKHOLDERS' EQUITY

  a. Stock Options--Under the stock option plans approved by the Company's stockholders, key employees may be granted options to purchase shares of common stock exercisable at prices not less than the fair market value at the date of grant. Options become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding year. The options expire 10 years from the date of grant.

  On July 14, 1992, the Company's stockholders approved the adoption of a 1992 stock option plan (the "1992 Plan") pursuant to which options to acquire 600,000 shares of the Company's common stock are available for grant to key employees. The purchase price for common stock to be acquired, upon the exercise of options, will be no less than 100% of the fair market value of such stock at the date the options are granted. The 1992 Plan will expire in March 2002.

  Information with respect to the Company's stock option plans follows:

                                                           OUTSTANDING OPTIONS
                                              RANGE OF     ---------------------
                                           EXERCISE PRICES GRANTED   EXERCISABLE
                                           --------------- --------  -----------
     Balance, March 1, 1992...............  $3.70 -$ 8.59   379,850    175,852
     Options becoming exercisable.........   5.50 -  6.81       --      54,200
     Granted..............................   6.63 -  7.43    78,018        --
     Exercised............................           3.70   (33,750)   (33,750)
     Canceled.............................   5.50 -  6.81    (2,700)      (952)
                                                           --------   --------
     Balance, February 28, 1993...........   5.50 -  8.59   421,418    195,350
     Options becoming exercisable.........   5.50 -  7.43       --      73,104
     Granted..............................   7.38 -  7.44   181,300        --
     Exercised............................   5.50 -  8.59   (87,250)   (87,250)
     Canceled.............................   5.50 -  7.43   (24,000)    (7,600)
                                                           --------   --------
     Balance, February 27, 1994...........   5.50 -  8.59   491,468    173,604
     Options becoming exercisable.........   5.50 -  7.44       --     112,682
     Granted..............................  13.13 - 17.00   139,600        --
     Exercised............................   5.50 -  8.59  (112,700)  (112,700)
     Canceled.............................   5.50 - 13.13   (13,650)    (6,526)
                                                           --------   --------
     Balance, February 26, 1995...........  $5.50 -$17.00   504,718    167,060
                                                           ========   ========

  At February 26, 1995, 254,832 stock options were available for future grant under the plans.

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

  b. Dividends--During fiscal 1995, the Company declared and paid cash dividends of $.20 per share, aggregating $2,227,000.

  c. Treasury Stock--The Company repurchased 12 shares and 24 shares of its common stock under authorizations of the Board of Directors during fiscal 1994 and 1995, respectively.

  On March 9, 1993, in a privately negotiated transaction with an unaffiliated third party, the Company repurchased 1,117,600 shares of its common stock for $6,566,000. The purchase was made outside the Company's stock repurchase program.

  Pursuant to a grant approved by the Company stockholders dated July 24, 1985, an officer of the Company exercised options on November 22, 1994 to purchase 100,000 shares of the Company's common stock. As permissible under the terms of the option agreement, the exercise price was paid by surrendering 47,808 shares of the Company's common stock (which was held as a long-term investment by the officer) to the Company, valued at $15.6875 per share, the market price at that time.

  d. Shareholders' Rights Plan--On February 2, 1989, the Company adopted a shareholders' rights plan designed to protect shareholder interests in the event the Company is confronted with coercive or unfair takeover tactics. Under the terms of the plan, each shareholder of record on February 15, 1989 received one right for each share of common stock owned at that date. In the event that a person has acquired, or has the right to acquire, 30% or more of the then outstanding common stock of the Company or tenders for 20% or more of the outstanding common stock of the Company (in either event, an "acquiring person"), such rights will become exercisable, unless the Board of Directors otherwise determines. Upon becoming exercisable as aforesaid, each right will entitle the holder thereof to purchase one one-hundredth of a share of Series A Preferred Stock for $30. In addition, each holder of an unexercised exercisable right, other than an acquiring person, shall have the right to purchase one share of the principal voting security of the acquiring person for each right held by such holder at a purchase price per share equal to 50% of the then market price per share of such acquiring person's securities. Under certain circumstances, each unexercised exercisable right may instead entitle the holder thereof to purchase one or fewer shares of the Company's common stock at a 50% discount of the then market price. The Company may redeem the rights for a nominal consideration at any time. Unless redeemed or exercised earlier, all rights expire on February 15, 1999.

  On July 12, 1995 the Company amended the shareholders' rights plan; see Note
15.

  e. Reserved Common Shares--At February 26, 1995, 759,550 shares of common stock were reserved for issuance upon exercise of stock options.

9. EARNINGS PER COMMON SHARE

  Primary earnings per common share are computed based on the weighted average number of common shares outstanding during the period. For fiscal year 1993, the assumed conversion of the Company's 7 1/4% Convertible Subordinated Debentures (after elimination of related interest expense and amortization of deferred debt issuance costs, net of income tax effect) was not considered in the calculation of the fully diluted earnings per share, as the effect was antidilutive.

  The weighted average number of common shares used to compute earnings per share are as follows:

                                    FISCAL YEAR             NINE MONTHS ENDED
                          ------------------------------- ---------------------
                                                           NOV. 27,   NOV. 26,
                            1993       1994       1995       1994       1995
                          --------- ---------- ---------- ---------- ----------
                                                               (UNAUDITED)
     Primary............. 9,068,000  7,986,000 10,858,000 10,666,000 11,763,000
                          ========= ========== ========== ========== ==========
     Fully diluted....... 9,068,000 11,454,000 11,570,000 11,560,000 11,801,000
                          ========= ========== ========== ========== ==========

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

10. EMPLOYEE BENEFIT PLANS

  a. Profit Sharing Plan--Park and certain of its subsidiaries have a noncontributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert to the Company. The Company's contributions under the plan amounted to $708,000, $1,513,000 and $2,297,000 for fiscal 1993, 1994 and 1995, respectively. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

  b. Pension Plans--A subsidiary of the Company has two pension plans covering its union employees. The pension plans are noncontributory defined benefit plans. The Company's funding policy is to contribute annually the amounts necessary to satisfy the Internal Revenue Service's funding standards.

  In accordance with SFAS No. 87, the Company records its unfunded pension liability related to its two defined benefit pension plans, which amounted to $1,691,000 and $1,452,000 at February 27, 1994 and February 26, 1995,
respectively. The effect on the Company's consolidated financial statements in recording the liability is to recognize an asset (included in "Other Assets") of $543,000 and $480,000 at February 27, 1994 and February 26, 1995,
respectively, and to record a reduction of stockholders' equity of $1,148,000 and $972,000 at February 27, 1994 and February 26, 1995, respectively.

  Pension cost includes the following components:

                                                       FISCAL YEAR
                                                ----------------------------
                                                  1993      1994      1995
                                                --------  --------  --------
     Service cost--benefits earned during the
      period................................... $ 41,000  $ 48,000  $ 65,000
     Interest cost on projected benefit
      obligation...............................  247,000   276,000   279,000
     Return on plan assets--actual.............  (94,000)  (40,000)  (24,000)
     Net amortization and deferral.............   (5,000)  (39,000)    9,000
                                                --------  --------  --------
     Net periodic pension cost................. $189,000  $245,000  $329,000
                                                ========  ========  ========

  The funded status of the pension plans follows:

                                                       FEBRUARY 27,  FEBRUARY 26,
                                                           1994          1995
                                                       ------------  ------------
     Accumulated benefit obligation (including vested
      benefit obligation of $3,816,000 and
      $3,665,000, respectively)......................  $ 3,816,000    $3,671,000
                                                       ===========    ==========
     Projected benefit obligation....................  $ 3,816,000    $3,671,000
     Plan assets at fair value.......................    1,983,000     1,997,000
                                                       -----------    ----------
     Excess of projected benefit obligation over plan
      assets.........................................    1,833,000     1,674,000
     Unrecognized net loss...........................   (1,152,000)     (976,000)
     Unrecognized prior service cost.................     (301,000)     (268,000)
     Unrecognized initial net obligation being
      amortized over 15 years........................     (238,000)     (208,000)
                                                       -----------    ----------
     Accrued pension liability.......................  $   142,000    $  222,000
                                                       ===========    ==========

  The projected benefit obligation was determined using an assumed discount rate of 7% and 8.25% for fiscal 1994 and 1995, respectively, and the assumed long-term rate of return on plan assets was 8% for both fiscal years. Projected wage increases are not applicable as benefits pursuant to the plans are based upon years of service without regard to levels of compensation.

  At February 26, 1995, plan assets were invested in U.S. government securities, discounted bank notes and equity securities.

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

11. COMMITMENTS AND CONTINGENCIES

  a. Lease Commitments--The Company conducts certain of its operations from leased facilities which include several manufacturing plants, warehouses and offices, and land leases. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2000. Many of the leases contain renewal options for periods ranging from 1 to 15 years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2013 and this land lease contains renewal options of up to 35 years.

  These noncancelable operating leases have the following payment schedule:

            FISCAL YEAR                          AMOUNT
            -----------                        ----------
            1996.............................. $1,779,000
            1997..............................  1,320,000
            1998..............................  1,313,000
            1999..............................    726,000
            2000..............................    441,000
            Thereafter........................  1,264,000
                                               ----------
                                               $6,843,000
                                               ==========

  Rental expense, inclusive of real estate taxes and other costs, amounted to $1,755,000, $2,142,000 and $2,226,000 for fiscal 1993, 1994 and 1995, respectively.

  b. Environmental Contingencies--The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or a similar state law as potentially responsible parties for a number of hazardous waste disposal sites or other potentially contaminated areas. Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or a comparable state agency are jointly and severally liable for the cost of cleanup unless the EPA or such agency agrees otherwise. Generally, these sites are locations at which numerous persons dispose hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

  Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be estimated. Management believes the ultimate disposition of known environmental matters will not have a material adverse effect upon the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period.

12. BUSINESS SEGMENTS

  The Company has two major business segments: electronics and plumbing and industrial components. The Company's electronic materials and circuitry products are marketed primarily to large computer and electronics original equipment manufacturers ("OEMs") and to major independent printed circuit board manufacturers that

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES are located throughout the United States, Canada, Europe and the Far East. The Company's plumbing and industrial components customers, the majority of which are located in the United States, include OEMs, hardware and plumbing wholesalers, home improvement centers and aerospace and defense manufacturers.

  Financial information concerning the Company's business segments follows (all amounts stated in thousands of dollars):

                                                          FISCAL YEAR
                                                   ----------------------------
                                                     1993      1994      1995
                                                   --------  --------  --------
   Sales to unaffiliated customers:
     Electronics.................................. $147,419  $182,559  $218,288
     Plumbing and industrial components...........   27,757    25,851    34,734
                                                   --------  --------  --------
       Net sales.................................. $175,176  $208,410  $253,022
                                                   ========  ========  ========
   Operating profit(1):
     Electronics.................................. $  6,292  $ 18,597  $ 28,710
     Plumbing and industrial components...........     (555)   (1,244)    1,226
                                                   --------  --------  --------
       Total operating profit.....................    5,737    17,353    29,936
                                                   --------  --------  --------
   General corporate expense......................   (2,571)   (3,048)   (3,826)
                                                   --------  --------  --------
   Interest expense...............................   (2,058)   (2,407)     (431)
   Other income, net..............................    1,967       947     1,822
                                                   --------  --------  --------
       Total other income (expense)...............      (91)   (1,460)    1,391
                                                   --------  --------  --------
       Earnings before income taxes............... $  3,075  $ 12,845  $ 27,501
                                                   ========  ========  ========
   Identifiable assets(2):
     Electronics.................................. $ 85,880  $ 91,786  $104,478
     Plumbing and industrial components...........   11,318     9,516    12,588
                                                   --------  --------  --------
                                                     97,198   101,302   117,066
   Corporate assets...............................   31,811    39,448    44,985
                                                   --------  --------  --------
       Total assets............................... $129,009  $140,750  $162,051
                                                   ========  ========  ========
   Depreciation and amortization:
     Electronics.................................. $  6,955  $  7,910  $  8,133
     Plumbing and industrial components...........      782       737       793
                                                   --------  --------  --------
                                                      7,737     8,647     8,926
     Corporate depreciation.......................      103        86        25
                                                   --------  --------  --------
       Total depreciation and amortization........ $  7,840  $  8,733  $  8,951
                                                   ========  ========  ========
   Capital expenditures:
     Electronics.................................. $  9,758  $  9,193  $ 16,302
     Plumbing and industrial components...........      618       266     1,472
                                                   --------  --------  --------
                                                     10,376     9,459    17,774
     Corporate capital expenditures...............       17        23        30
                                                   --------  --------  --------
       Total capital expenditures................. $ 10,393  $  9,482  $ 17,804
                                                   ========  ========  ========

--------
(1) Operating profit is comprised of total operating revenues, less costs and expenses other than interest expense, general corporate expense and income taxes.
(2) Identifiable assets consist of those assets which are used by the segments. Corporate identifiable assets consist primarily of cash, cash equivalents and marketable securities.

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

  Sales to customers under common control, which were mostly attributed to the electronics segment, were 15.6%, 25.3% and 21.8% of the Company's consolidated sales for fiscal 1993, 1994 and 1995, respectively. Intersegment sales and sales between geographic areas were not significant.

  Financial information regarding the Company's foreign operations, which are conducted substantially in the United Kingdom, France and Singapore, follows:

                                                            FISCAL YEAR
                                                      -------------------------
                                                       1993     1994     1995
                                                      -------  -------  -------
     Sales to unaffiliated customers................. $46,347  $46,491  $61,919
     Sales to U.S. affiliates(1).....................     --       --     2,992
                                                      -------  -------  -------
                                                      $46,347  $46,491  $64,911
                                                      =======  =======  =======
     Operating income (loss)......................... $(2,942) $(3,252) $ 1,531
                                                      =======  =======  =======
     Income (loss) before income taxes............... $(2,989) $(3,242) $ 1,535
                                                      =======  =======  =======
     Identifiable assets............................. $37,031  $38,477  $44,150
                                                      =======  =======  =======

--------
(1) Sales to U.S. affiliates are accounted for at cost and are eliminated in consolidation.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                            QUARTER
                                                -------------------------------
                                                 FIRST  SECOND   THIRD  FOURTH
                                                ------- ------- ------- -------
                                                        (IN THOUSANDS,
                                                   EXCEPT PER SHARE AMOUNTS)
FISCAL 1994:
Net sales...................................... $49,229 $47,318 $54,063 $57,800
Gross profit...................................   8,031   8,902  10,378  12,924
Net earnings...................................     892   1,588   2,177   3,405
Earnings per common share:
  Primary...................................... $   .11 $   .20 $   .27 $   .43
  Fully diluted................................ $   .11 $   .18 $   .23 $   .33
Weighted average common shares outstanding:
  Primary......................................   8,004   7,966   7,966   8,010
  Fully diluted................................   8,004  11,456  11,456  11,456
FISCAL 1995:
Net sales...................................... $62,769 $58,795 $64,834 $66,624
Gross profit...................................  13,247  12,520  14,774  15,564
Net earnings...................................   3,670   3,756   4,779   5,140
Earnings per common share:
  Primary...................................... $   .39 $   .33 $   .42 $   .45
  Fully diluted................................ $   .34 $   .33 $   .41 $   .44
Weighted average common shares outstanding:
  Primary......................................   9,416  11,344  11,374  11,432
  Fully diluted................................  11,464  11,544  11,658  11,610

                  PARK ELECTROCHEMICAL CORP. AND SUBSIDIARIES

  Earnings per common share is computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years.

14. RESTATEMENT

  On September 20, 1993, the Company announced that its internal accounting staff had recently uncovered financial and accounting errors and irregularities at FiberCote Industries, Inc. ("FiberCote"), its advanced composites subsidiary. On the basis of the Company's investigation of such financial and accounting errors and irregularities, the Company had determined to restate the audited consolidated financial statements. The adjustments involved the write-off of certain improperly recorded receivables and the recognition of previously unrecorded liabilities at FiberCote. The consolidated financial statements have been restated to reverse the overstatements of net earnings in the following amounts:

                                                              FISCAL YEAR 1993
                                                              ----------------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                  AMOUNTS)
     Earnings before income taxes, as previously reported....      $3,370
     Adjustments.............................................        (295)
                                                                   ------
     Earnings before income taxes, as restated...............      $3,075
                                                                   ======
     Net earnings, as previously reported....................      $2,460
     Adjustments.............................................        (195)
                                                                   ------
     Net earnings, as restated...............................      $2,265
                                                                   ======
     Earnings per common share primary and fully diluted, as
      previously reported....................................      $ 0.27
     Adjustments to earnings.................................       (0.02)
                                                                   ------
     Earnings per common share primary and fully diluted, as
      restated...............................................      $ 0.25
                                                                   ======

15. SUBSEQUENT EVENTS

  On July 12, 1995 the Company's Board of Directors voted a two-for-one stock split in the form of a 100% common stock dividend. The stock dividend was distributed on August 15, 1995 to shareholders of record on July 24, 1995. All share and per share data for prior periods have been retroactively restated to reflect the stock split. In addition, on July 12, 1995 the Company's shareholders approved an increase in the number of authorized shares of common stock from 15,000,000 to 30,000,000.

  On July 12, 1995 the Company amended its shareholders' rights plan. Among other things, these amendments lowered the threshold for triggering the rights to 15% of the outstanding stock (subject to limited exceptions), increased the exercise price of the rights to $75 per share, and added a provision which will enable shareholders other than an acquiring person to purchase shares of Common Stock at half the market price if the 15% threshold is crossed. Further, the amendments add a provision which permits the Company to exchange exercisable rights for shares of Common Stock and extend the term of the shareholders' rights plan to 2005.

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 NO DEALER, SALES PERSON, OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFER-ENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED
OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGIS-TERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD
BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information....................................................  2
Incorporation of Certain Documents by Reference..........................  2
Prospectus Summary.......................................................  4
Risk Factors.............................................................  9
Use of Proceeds.......................................................... 13
Price Range of Common Stock and Dividends................................ 14
Capitalization........................................................... 15
Selected Financial Data.................................................. 16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... 17
Business................................................................. 23
Management............................................................... 37
Selling Shareholder...................................................... 38
Description of Notes..................................................... 38
Description of Capital Stock............................................. 48
Certain Federal Income Tax Considerations................................ 51
Underwriting............................................................. 53
Legal Matters............................................................ 55
Experts.................................................................. 55
Index to Consolidated Financial Statements............................... F-1

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                                    [LOGO]

                          PARK ELECTROCHEMICAL CORP.

                                 $100,000,000
                        5 1/2% CONVERTIBLE SUBORDINATED
                                NOTES DUE 2006

                               500,000 SHARES OF
                                 COMMON STOCK


                               -----------------

                                  PROSPECTUS
                               February 22, 1996

                               -----------------




                                LEHMAN BROTHERS

                            NEEDHAM & COMPANY, INC.

                         ROBERTSON, STEPHENS & COMPANY

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